UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 12, 2014

Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________

 Enclosure:  STMicroelectronics N.V.’s Third Quarter and Nine Months Ended September 27, 2014:

•	Operating and Financial Review and Prospects;

•
Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Cash Flow, and Statements of Equity and related Notes for the three months and nine months ended September 27, 2014; and

•	Certifications pursuant to Sections 302 (Exhibits 12.1 and 12.2) and 906 (Exhibit 13.1) of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with our Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Cash Flows and Statements of Equity for the three months and nine months ended September 27, 2014 and Notes thereto included elsewhere in this Form 6-K, and our annual report on Form 20-F for the year ended December 31, 2013 as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on March 5, 2014 (the “Form 20-F”).  The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Business Overview” and “Liquidity and Capital Resources—Financial Outlook: Capital Investment”.  Our actual results may differ significantly from those projected in the forward-looking statements.  For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and “Item 3.  Key Information—Risk Factors” included in the Form 20-F.  We assume no obligation to update the forward-looking statements or such risk factors.

Our Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) is provided in addition to the accompanying unaudited interim consolidated financial statements (“Consolidated Financial Statements”) and notes to assist readers in understanding our results of operations, financial condition and cash flows.  Our MD&A is organized as follows:

•	Critical Accounting Policies using Significant Estimates.

•
Business Overview, a discussion of our business and overall analysis of financial and other relevant highlights of the three months and nine months ended September 27, 2014 designed to provide context for the other sections of the MD&A, including our expectations for selected financial items for the fourth quarter of 2014.

•	Other Developments in the Third Quarter 2014.

•	Results of Operations, containing a year-over-year and sequential analysis of our financial results for the three months and nine months ended September 27, 2014, as well as segment information.

•	Legal Proceedings.

•	Discussion of the impact of changes in exchange rates, interest rates and equity prices on our activity and financial results.

•	Liquidity and Capital Resources, presenting an analysis of changes in our balance sheets and cash flows, and discussing our financial condition and potential sources of liquidity.

•	Impact of Recently Issued U.S. Accounting Standards.

•	Backlog and Customers, discussing the level of backlog and sales to our key customers.

•	Disclosure Controls and Procedures.

•	Cautionary Note Regarding Forward-Looking Statements.

Critical Accounting Policies Using Significant Estimates

There were no material changes in the first nine months of 2014 to the information provided under the heading “Critical Accounting Policies Using Significant Estimates” included in our annual report on Form 20-F for the fiscal year ended December 31, 2013.

Fiscal Year

Under Article 35 of our Articles of Association, our financial year extends from January 1 to December 31, which is the period end of each fiscal year.  The first quarter of 2014 ended on March 29, 2014.  The second quarter ended on June 28. The third quarter ended on September 27 and the fourth quarter will end December 31, 2014.  Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year and can also differ from equivalent prior years’ periods.  There were 91 days in the third quarter of 2014, the same number of days as in the second quarter of 2014 and the third quarter of 2013.

Business Overview

Our results of operations for each period were as follows:

	Three Months Ended			% Variation
	September 27, 2014	June 28, 2014	September 28, 2013	Sequential	Year-Over-Year
	(Unaudited, in millions, except per share amounts)
Net revenues	$1,886	$1,864	$2,013	1.2%	(6.3%)
Gross profit	646	634	652	1.9%	(0.9%)
Gross margin as percentage of net revenues	34.3%	34.0%	32.4%
Operating income (loss)	37	98	(66)
Net income (loss) attributable to parent company	72	38	(142)
Earnings per share	0.08	0.04	(0.16)

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products sold by us (which consists of the TAM and excludes major devices such as Microprocessors (MPUs), DRAMs, optoelectronics devices, Flash Memories and the Wireless Application Specific market products such as Baseband and Application Processor).

Based on the most recently published estimates by WSTS, semiconductor industry revenues increased in the third quarter of 2014 on a sequential basis by approximately 6% for the TAM and 4% for the SAM, to reach approximately $87 billion and $39 billion, respectively. On a year-over-year basis, both the TAM and the SAM increased by approximately 8% and 7%, respectively.

Our revenues increased by 1.2% sequentially and declined by 6.3% year-over-year.  Excluding the former ST-Ericsson products that we are discontinuing, our revenues declined by 1.0% year-over-year.

The third quarter was a solid quarter in terms of performance across a number of metrics and year-over-year improvement: from gross margin to operating margin progression and from net income to cash flow generation.  At the same time, the softening of demand towards the end of the quarter, specifically in the mass market and in microcontrollers, slowed our anticipated sequential revenue progress.

We are progressing in moving our digital businesses towards self-sustainability, with a sharper focus on developing and bringing to our customers our latest home gateway and set-top-box products as well as our FD-SOI and mixed process ASICs. In order to maintain the path of progress towards turning these businesses to profit, and in light of slower than expected future revenue growth in a weaker than anticipated market, we have launched a series of actions targeting an estimated $100 million annual operating expenses savings. We are discontinuing our commodity camera module products, while reinforcing our imaging effort on prioritized customer projects and opportunities.  We are also combining our Digital Convergence Group (DCG) and Imaging, BI-CMOS ASIC and Silicon Photonics (IBP) product groups to create synergies. The plan will affect around 450 employees worldwide within the Embedded Processing Solution perimeter and total restructuring costs are expected to be about $50 million through completion, of which $13 million was posted in the third quarter of 2014.  Finally, we are reviewing the implications to our process technology development following the recent announcements by our Research Alliance partners.  We are engaged in discussions with our lead partner on this subject.

Third quarter 2014 revenues amounted to $1,886 million, a 1.2% sequential increase, inside our guidance of the quarter but below the 3% mid-point.  The major contributors to this growth were DCG, Industrial & Power Discrete (IPD) and IBP.  As anticipated, Analog & MEMS (AMS) returned to sequential revenue growth, with the ramp-up of new MEMS products including high-performance analog microphones and high-accuracy pressure sensors, and touch-screen controllers for volume markets. Digital Convergence Group grew sequentially driven primarily by our latest generation of broadcast set-top-box products.

On a year-over-year basis, revenues registered a 6.3% decrease or a 1.0% decrease excluding legacy ST-Ericsson products.  Sense & Power and Automotive Products (SP&A) segment revenues increased by about 1% primarily due to an increase in Automotive and Industrial & Power Discrete, partially offset by a decrease in Analog & MEMS.  Embedded Processing Solutions (EPS) segment revenues decreased by approximately 17% mainly due to the phasing-out of the legacy ST-Ericsson products and weak performance in the Imaging product line, only partially offset by the growth in Microcontrollers, Memory & Secure MCU (MMS).

Compared to the served market, our performance was below the SAM both on a year-over-year and sequential basis.

Our effective average exchange rate for the third quarter of 2014 was $1.34 for €1.00 compared to $1.36 for €1.00 in the second quarter of 2014 and $1.31 for €1.00 in the third quarter of 2013.  For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates” below.

Our third quarter 2014 gross margin was 34.3% of revenues, compared to the 34.4% mid-point of our guidance, and increasing sequentially by 30 basis points, mainly due to improved manufacturing efficiencies, partially offset by the negative impact of lower selling prices and increased charges for unloading.  On a year-over-year comparison, our third quarter 2014 gross margin improved by 190 basis points, mainly due to manufacturing efficiencies and an improved product mix, partially offset by lower selling prices and higher unused capacity.

Our combined selling, general and administrative (SG&A) and research and development (R&D) costs amounted to $603 million, decreasing by about 4% compared to $626 million in the prior quarter mainly due to seasonality. On a year-over-year basis, operating expenses decreased by about 11% compared to $676 million in the prior-year quarter mainly due to the ST-Ericsson wind-down and the impact of our cost savings initiatives.

Other income and expenses, net, decreased to $32 million compared to $110 million and $78 million in the previous and year-ago quarter, respectively.  The second quarter of 2014 included $100 million related to the catch-up for 2013 and the first quarter of 2014 funding of the Nano2017 R&D program which started January 1, 2013, but was not recognized until the second quarter of 2014, following the European Union program approval.  The third quarter of 2013 included a gain of around $80 million associated with the sale of ST-Ericsson’s Global Navigation Satellite System business to a third party and other sales of assets.

Our operating income was $37 million in the third quarter of 2014 deteriorating from an income of $98 million in the second quarter of 2014, while improving from a loss of $66 million in the third quarter of 2013.  Sequentially, the deterioration in our operating results was mainly due to lower other income and higher impairment and restructuring charges, partially offset by savings in operating expenses.  Excluding the positive impact of the catch-up of the Nano2017 grants in the second quarter of 2014, our operating income improved sequentially.  Compared to the year-ago period, the improvement in our operating results was mainly due to the savings in operating expenses and lower amounts of impairment and restructuring charges, partially offset by lower other income.

We also showed progress in terms of free cash flow that turned positive at $140 million for the third quarter of 2014.

Shareholders received a quarterly dividend of $0.10 per share in each of the past two quarters.  The decision regarding the distribution of a dividend for the fourth quarter of 2014 and first quarter of 2015 will be decided by our Supervisory Board at their regularly scheduled meeting on December 4, 2014.   The semi-annual dividend resolution is decided by the Supervisory Board upon the recommendation of management.  Based upon the Company’s financial resources and cash requirements, as well as our current visibility of the overall economic environment, management currently intends to recommend a continuation of the current dividend level.  However, the ultimate decision remains within the discretion of our Supervisory Board.

In the fourth quarter, due to the ongoing soft market conditions, we expect net revenues to decrease sequentially by about 3.5% plus or minus 3.5 percentage points with all product groups decreasing except our Analog & MEMS group due to key products ramp-ups, such as analog microphones, new 6-axis gyroscopes and touch controllers.

Based upon our revenue growth outlook as well as product mix between analog and digital we anticipate that our fourth quarter 2014 gross margin will decrease to about 33.8% plus or minus 2.0 percentage points, reflecting significantly higher unused capacity charges negatively impacting gross margin by about 150 to 200 basis points compared to the third quarter of 2014.  The higher level of expected unused capacity charges is mainly driven by our manufacturing capacity in digital technology that continues to be at a low level of utilization.

In light of slower than expected future revenues growth in a weaker than anticipated market, we have launched a number of measures to adjust our plans for our digital business. For the total Company we target in the mid-term an operating margin goal of about 10%. When looking to the second half of 2015, we believe we are on track for a substantial improvement from our operating margin in the third quarter of 2014.

This outlook is based on an assumed effective currency exchange rate of approximately $1.30 = €1.00 for the 2014 fourth quarter and includes the impact of existing hedging contracts. The fourth quarter will close on December 31, 2014.

These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and Item 3.  “Key Information — Risk Factors” in our Form 20-F as may be updated from time to time in our SEC filings.

Other Developments in the third quarter of 2014

On August 21, we announced the posting of our IFRS 2014 Semi Annual Accounts for the six-month period ended June 28, 2014, on our website and filed with the Netherlands Authority for the Financial Markets.

On September 3, we announced that we and Tessera Technologies, Inc. reached a settlement for all outstanding claims and litigation between us.  The terms and conditions of the agreement between the companies are confidential.

On November 10, we announced that we had completed the repurchase of 20 million shares under our share buy-back program for a total purchase price of about $156 million.

Results of Operations

Segment Information

We operate in two business areas:  Semiconductors and Subsystems.

In the Semiconductors business area, we design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications.  In addition, we further participate in the manufacturing value chain of Smartcard products, which include the production and sale of both silicon chips and Smartcards.

During the first nine months of 2014, our segments were as follows:

•	Sense & Power and Automotive Products (SP&A), including the following product lines:

o	Automotive (APG);

o	Industrial & Power Discrete (IPD);

o	Analog & MEMS (AMS); and

o	Other SP&A;

•	Embedded Processing Solutions (EPS), comprised of the following product lines:

o	Digital Convergence Group (DCG);

o	Imaging, BI-CMOS ASIC and Silicon Photonics (IBP);

o	Microcontrollers, Memory & Secure MCU (MMS); and

o	Other EPS.

Effective in the fourth quarter of 2014, the existing Digital Convergence Group (DCG) and Imaging, BI-CMOS and Silicon Photonics (IBP) groups will be combined under one single organization, called Digital Product Group (DPG). DPG will focus on three main areas: ASSPs addressing home gateway and set-top box, as well as digital ASICs for consumer applications; mixed process and digital ASICs, including silicon photonics, addressing communication infrastructure; and differentiated imaging products.

In 2014, we revised our revenues by product line from prior periods following the reclassification of Image Signal Processor business from IBP product line to DCG product line.  In addition, the Wireless former product line has been reclassified into the DCG product line.  We believe that the revised 2013 revenues presentation is consistent with that of 2014 and we use these comparatives when managing our company.

In the Subsystems business area, we design, develop, manufacture and market subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment.  Based on its immateriality to our business as a whole, the Subsystems business area does not meet the requirements for a reportable segment as defined in the guidance on disclosures about segments of an enterprise and related information.  All the financial values related to Subsystems including net revenues and related costs, are reported in the segment “Others”.

For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative (“SG&A”) expenses and a part of research and development (“R&D”) expenses.  In compliance with our internal policies, certain cost items are not charged to the segments, including impairment, restructuring charges and other related closure costs, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items, strategic and special R&D programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges.  In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the product segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold.  Finally, R&D grants are allocated to our product lines proportionally to the incurred R&D expenses on the sponsored projects.

Third Quarter 2014 vs. Second Quarter 2014 and Third Quarter 2013

The following table sets forth certain financial data from our unaudited Consolidated Statements of Income:

	Three Months Ended (unaudited)
	September 27, 2014		June 28, 2014		September 28, 2013
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Net sales	$1,870	99.2%	$1,858	99.7%	$2,005	99.6%
Other revenues	16	0.8	6	0.3	8	0.4
Net revenues	1,886	100	1,864	100	2,013	100
Cost of sales	(1,240)	(65.7)	(1,230)	(66.0)	(1,361)	(67.6)
Gross profit	646	34.3	634	34.0	652	32.4
Selling, general and administrative	(226)	(12.0)	(237)	(12.7)	(253)	(12.6)
Research and development	(377)	(20.0)	(389)	(20.9)	(423)	(21.0)
Other income and expenses, net	32	1.7	110	5.9	78	3.8
Impairment, restructuring charges and other related closure costs	(38)	(2.0)	(20)	(1.1)	(120)	(5.9)
Operating income (loss)	37	1.9	98	5.2	(66)	(3.3)
Interest expense, net	(7)	(0.4)	(3)	(0.1)	(2)	(0.1)
Loss on equity method investments	-	-	(52)	(2.8)	(8)	(0.4)
Income (loss) before income taxes and noncontrolling interest	30	1.6	43	2.3	(76)	(3.8)
Income tax benefit (expense)	42	2.2	(7)	(0.4)	(49)	(2.4)
Net income (loss)	72	3.8	36	1.9	(125)	(6.2)
Net loss (income) attributable to noncontrolling interest	-	-	2	0.1	(17)	(0.9)
Net income (loss) attributable to parent company	$72	3.8%	$38	2.0%	$(142)	(7.1)%

Net revenues

	Three Months Ended			% Variation
	September 27, 2014	June 28, 2014	September 28, 2013	Sequential	Year-Over-Year
	(Unaudited, in millions)
Net sales	$1,870	$1,858	$2,005
Other revenues	16	6	8
Net revenues	$1,886	$1,864	$2,013	1.2%	(6.3)%

Our third quarter 2014 net revenues increased sequentially by 1.2%, inside our guidance of the quarter but below the 3% mid-point.  The sequential increase resulted from an approximate 7% increase in volume, partially offset by an approximate 6% decrease in average selling prices.

On a year-over-year basis, our net revenues decreased by 6.3% as a result of an approximate 7% decrease in average selling prices, slightly offset by higher volume.  The reduction in average selling prices resulted from a pricing effect, down by approximately 4%, and a less favorable product mix of about 3%.  Excluding legacy ST-Ericsson products, our revenues decreased by 1.0%.

No customer exceeded 10% of our total net revenues in the third quarter of 2014 or in the prior and year-ago quarters.

Net revenues by product line and product segment

	Three Months Ended			% Variation
	September 27, 2014	June 28, 2014	September 28, 2013	Sequential	Year-Over-Year
	(Unaudited, in millions)
Automotive (APG)	$464	$463	$418	0.1%	10.9%
Industrial & Power Discrete (IPD)	486	475	458	2.4	6.3
Analog & MEMS (AMS)	268	264	329	1.5	(18.8)
Sense & Power and Automotive Products (SP&A)	1,218	1,202	1,205	1.3	1.0
Digital Convergence Group (DCG)	202	184	314	10.2	(35.6)
Imaging, BI-CMOS ASIC and Silicon Photonics (IBP)	84	76	128	10.4	(34.4)
Microcontrollers, Memory & Secure MCU (MMS)	377	396	360	(4.8)	4.8
Other EPS	-	1	-
Embedded Processing Solutions (EPS)	663	657	802	1.0	(17.3)
Others	5	5	6	3.6	(6.6)
Total consolidated net revenues	$1,886	$1,864	$2,013	1.2%	(6.3)%

Sequentially, both SP&A and EPS increased their revenues by approximately 1%.  Within the SP&A segment, both IPD and AMS increased their revenues by about 2% while APG revenues were stable. Within EPS, both IBP and DCG including legacy ST-Ericsson products increased by approximately 10% while MMS decreased by about 5%.   In the third quarter of 2014, DCG benefited from the positive impact of an $8 million one-time license fee related to a transaction in the prior period.

On a year-over-year basis, our revenues were down by approximately 17% in EPS, while SP&A registered an increase of approximately 1%.  Excluding legacy ST-Ericsson products, EPS segment revenues decreased by approximately 5%.  Within the SP&A segment, APG and IPD revenues increased by about 11% and 6% respectively while AMS registered a decline of approximately 19%.  Within EPS, IBP and DCG, including legacy ST-Ericsson products, registered a decline of revenues of approximately 34% and 36% respectively while MMS increased by about 5%.

In the third quarter of 2014, “Others” includes revenues from the sales of Subsystems ($2 million) and sales of materials and other products not allocated to product segments.

Net Revenues by Market Channel (1)

	Three Months Ended
	September 27, 2014	June 28, 2014	September 28, 2013
	(Unaudited, in %)
OEM	68%	69%	75%
Distribution	32	31	25
Total	100%	100%	100%
____________
(1)
Original Equipment Manufacturers (“OEM”) are the end-customers to which we provide direct marketing application engineering support, while Distribution customers refers to the distributors and representatives that we engage to distribute our products around the world.

By market channel, our revenues in Distribution amounted to 32%, increasing compared to the prior and year-ago quarters.

Net Revenues by Location of Shipment (1)

	Three Months Ended			% Variation
	September 27, 2014	June 28, 2014	September 28, 2013	Sequential	Year-Over-Year
	(Unaudited, in millions)
EMEA	$503	$508	$478	(0.9)%	5.1%
Americas	297	276	302	7.4	(1.6)
Greater China-South Asia	842	820	866	2.8	(2.8)
Japan-Korea	244	260	367	(6.2)	(33.3)
Total	$1,886	$1,864	$2,013	1.2%	(6.3)%
____________
(1)
Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand.  For example, products ordered by U.S.-based companies to be invoiced to Greater China-South Asia affiliates are classified as Greater China-South Asia revenues.  Furthermore, the comparison among the different periods may be affected by shifts in shipment from one location to another, as requested by our customers.

Sequentially, Greater China & South Asia and America experienced increases in revenues while Japan & Korea and EMEA experienced decreases.  On a year-over-year basis, the main decline in revenues was in the Japan & Korea region, mainly due to the phasing out of legacy ST-Ericsson products.

Gross profit

	Three Months Ended			Variation
	September 27, 2014	June 28, 2014	September 28, 2013	Sequential	Year-Over-Year
	(Unaudited, in millions)
Cost of sales	$(1,240)	$(1,230)	$(1,361)	(0.9)%	8.9%
Gross profit	646	634	652	1.9%	(0.9)%
Gross margin (as percentage of net revenues)	34.3%	34.0%	32.4%	30 bps	190 bps

In the third quarter, gross margin was 34.3%, increasing sequentially by approximately 30 basis points, mainly due to improved manufacturing efficiencies, partially offset by the negative impact of lower selling prices and increased unused capacity charges.  Unused capacity charges amounted to $14 million compared to $5 million in the previous quarter.

On a year-over-year basis, our margin increased by approximately 190 basis points, mainly due to improved manufacturing efficiencies and a more favorable product mix, partially offset by the negative impact of lower selling prices and higher unused capacity charges.  There were no unused capacity charges in the year-ago quarter.

Operating expenses

	Three Months Ended			Variation
	September 27, 2014	June 28, 2014	September 28, 2013	Sequential	Year-Over-Year
	(Unaudited, in millions)
Selling, general and administrative expenses	$(226)	$(237)	$(253)	4.7%	10.5%
Research and development expenses	(377)	(389)	(423)	3.2%	10.9%
As percentage of net revenues	(32.0)%	(33.6)%	(33.6)%	160 bps	160 bps

The third quarter of 2014 operating expenses decreased sequentially mainly due to seasonal effects.  On a year-over-year basis, our operating expenses decreased mainly due to the ST-Ericsson exit and our cost savings initiatives.  As a percentage of revenues, our operating expenses amounted to 32.0%, decreasing both sequentially and year-over-year by approximately 160 basis points.

The third quarter 2014 R&D expenses were net of research tax credits, which amounted to $34 million compared to $33 million in the prior quarter and $34 million in the prior-year quarter.

Other income and expenses, net

	Three Months Ended
	September 27, 2014	June 28, 2014	September 28, 2013
	(Unaudited, in millions)
Research and development funding	$27	$130	$9
Phase-out and start-up costs	(7)	(3)	(1)
Exchange gain, net	2	2	2
Patent costs, net of reversal of unused provisions	1	(16)	(12)
Gain on sale of businesses and non-current assets	11	1	81
Other, net	(2)	(4)	(1)
Other income and expenses, net	$32	$110	$78
As percentage of net revenues	1.7%	5.9%	3.8%

In the third quarter of 2014, we recognized an income, net of $32 million, decreasing sequentially mainly due to lower income from R&D funding and higher phase-out costs resulting from our manufacturing consolidation plans, partially offset by a higher gain on sale of businesses and non-current assets.  The second quarter of 2014 included $100 million related to the catch-up related to previous periods of funding of the Nano2017 R&D program which started January 1, 2013, but was not recognized until the second quarter of 2014 following the European Union program approval.

On a year-over-year basis the decrease is mainly due to a lower gain on sale of businesses and non-current assets and higher phase-out costs resulting from our manufacturing consolidation plans, partially offset by higher R&D funding mainly coming from the Nano2017 R&D program and lower patent costs.  The third quarter of 2013 included gains associated with the sale of the ST-Ericsson Global Navigation Satellite System business and with the sale of the Portland Compiler Group in ST.

Impairment, restructuring charges and other related closure costs

	Three Months Ended
	September 27, 2014	June 28, 2014	September 28, 2013
	(Unaudited, in millions)
Impairment, restructuring charges and other related closure costs	$(38)	$(20)	$(120)

In the third quarter of 2014, we recorded $38 million of impairment, restructuring charges and other related closure costs, primarily consisting of: (i) $23 million of impairment charges on the DCG dedicated intangible assets following our annual impairment test; and (ii) $13 million of restructuring charges related to the “EPS restructuring plan’’.   For a discussion of our annual impairment test, see Note 7 Impairment, Restructuring Charges and Other Related Closure Costs and Note 15 Goodwill to our Consolidated Financial Statements.

In the second quarter of 2014, we recorded $20 million of impairment, restructuring charges and other related closure costs, consisting of: (i) $15 million of restructuring charges related to our “plan 600”; and (ii) $5 million of restructuring charges related to the manufacturing consolidation plans.

In the third quarter of 2013, we recorded $120 million of impairment, restructuring charges and other related closure costs, primarily consisting of: (i) $56 million of impairment charges on the DCG goodwill and dedicated intangible assets following our annual impairment test; (ii) $35 million of impairment and restructuring charges related to the manufacturing consolidation plans; and (iii) $22 million of restructuring charges related to our “plan 600”.

Operating income (loss)

	Three Months Ended
	September 27, 2014	June 28, 2014	September 28, 2013
	(Unaudited, in millions)
Operating income (loss)	$37	$98	$(66)
In percentage of net revenues	1.9%	5.2%	(3.3)%

The third quarter of 2014 registered an operating income of $37 million compared to an operating income of $98 million in the prior quarter and an operating loss of $66 million in the year-ago quarter.  Sequentially, the deterioration in our operating results was mainly due to lower other income and higher impairment and restructuring charges, partially offset by savings in operating expenses.  Excluding the positive impact of the catch-up of the Nano2017 grants in the second quarter of 2014, the operating income improved sequentially.   Compared to the year-ago period, the improvement in our operating results was mainly due to the savings in operating expenses and lower amounts of impairment and restructuring charges, partially offset by lower other income.

Operating income (loss) by product segment

	Three Months Ended (unaudited)
	September 27, 2014		June 28, 2014		September 28, 2013
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Sense & Power and Automotive Products (SP&A)	$114	9.4%	$126	10.5%	$75	6.2%
Embedded Processing Solutions (EPS)	(27)	(4.1)	14	2.1	(18)	(2.2)
Others(1)	(50)		(42)		(123)
Total consolidated operating income (loss)	$37	1.9%	$98	5.2%	$(66)	(3.3)%
____________
(1)
Operating loss of “Others” includes items such as impairment, restructuring charges and other related closure costs, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items and other unallocated expenses such as:  strategic or special R&D programs, certain corporate-level operating expenses and other costs that are not allocated to the product segments, as well as operating earnings of the Subsystems and Other Products Group.

Sequentially, our SP&A segment reported a decrease in its operating income while our EPS segment registered an operating loss after presenting an operating income in the previous quarter.  Excluding the positive impact of the catch-up of the Nano2017 grants related to previous periods in the second quarter of 2014, both segments improved their performance sequentially.  On a year-over-year basis, SP&A reported an increase in its operating income while EPS decreased its operating loss. Excluding the positive impact from the sale of businesses in the third quarter of 2014 and 2013, amounting to $11 million and $75 million respectively, EPS reduced its operating loss.

Reconciliation to consolidated operating income (loss)

	Three Months Ended
	September 27, 2014	June 28, 2014	September 28, 2013
	(Unaudited, in millions)
Total operating income of product segments	$87	$140	$57
Unused capacity charges	(14)	(5)	-
Impairment, restructuring charges and other related closure costs	(38)	(20)	(120)
Strategic and other research and development programs	(2)	(2)	(4)
Phase-out and start-up costs	(7)	(3)	(1)
Other non-allocated provisions(1)	11	(12)	2
Total operating loss Others	(50)	(42)	(123)
Total consolidated operating income (loss)	$37	$98	$(66)
____________
(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

Interest expense, net

	Three Months Ended
	September 27, 2014	June 28, 2014	September 28, 2013
	(Unaudited, in millions)
Interest expense, net	$(7)	$(3)	$(2)

We recorded a net interest expense of $7 million, compared to an expense of $3 million in the prior quarter and $2 million in the prior-year quarter.  The increase, both sequentially and on a year-over-year basis, has resulted from the interest expense on the dual tranche senior unsecured convertible bonds issued on July 3, 2014 (the “Senior Bonds”).   The non-cash interest expense of the Senior Bonds amounted to $5 million in the third quarter 2014.

Loss on equity-method investments

	Three Months Ended
	September 27, 2014	June 28, 2014	September 28, 2013
	(Unaudited, in millions)
Loss on equity-method investments	$-	$(52)	$(8)

In the second quarter of 2014, we recorded a charge of $52 million, of which $1 million related to our share in ST-Ericsson JVS losses and $51 million related to 3Sun, including impairment and other charges associated with our decision to exit the joint venture. On July 22, 2014, we signed an agreement to transfer all 3Sun ownership and obligations to Enel Green Power.

In the third quarter of 2013, we recorded a charge of $8 million, of which $5 million related to our investment in MicroOLED SAS, which consisted of approximately $1 million of our share of losses and approximately $4 million as a non-cash impairment. Additionally, we recognized a loss of $3 million related to other investments, mainly 3Sun.

Income tax (expense) benefit

	Three Months Ended
	September 27, 2014	June 28, 2014	September 28, 2013
	(Unaudited, in millions)
Income tax (expense) benefit	$42	$(7)	$(49)

During the third quarter of 2014, we registered an income tax benefit of $42 million, reflecting the discrete effective tax rate estimated in each of our jurisdictions, applied to the third quarter consolidated result before taxes, as opposed to an estimated effective tax rate due to significant uncertainty in estimating the effective tax rate. The third quarter of 2014 included $40 million of one-time tax benefits mainly related to previous year adjustments following the signature of an Advanced Price Agreement with the U.S. Internal Revenue Service and the review of the tax basis as a consequence of a recent court case ruling in respect to the U.S. Extraterritorial Income Exclusion Regime calculations. In addition, our income tax included the estimated impact of provisions related to potential tax positions which have been considered uncertain.

Net loss (income) attributable to noncontrolling interest

	Three Months Ended
	September 27, 2014	June 28, 2014	September 28, 2013
	(Unaudited, in millions)
Net loss (income) attributable to noncontrolling interest	$-	$2	$(17)

In the second quarter of 2014, we recorded $2 million representing the loss attributable to noncontrolling interest mainly related to our joint venture in Shenzhen, China for assembly operating activities.  In the third quarter of 2013, the corresponding amount was an income of $17 million representing Ericsson’s share in the ST-Ericsson JVS joint venture’s result, prior to the deconsolidation as of September 1, 2013.

Net income (loss) attributable to parent company

	Three Months Ended
	September 27, 2014	June 28, 2014	September 28, 2013
	(Unaudited, in millions)
Net income (loss) attributable to parent company	$72	$38	$(142)
As percentage of net revenues	3.8%	2.0%	(7.1)%

For the third quarter of 2014, we reported a net income attributable to parent company of $72 million compared to a $38 million income in the prior quarter and a $142 million loss in the year-ago quarter.

Earnings per share for the third quarter of 2014 was $0.08 compared to $0.04 in the prior quarter and $(0.16) in the year-ago quarter.

In the third quarter of 2014, the impact per share after tax of impairment, restructuring charges and one-time charges, a non U.S. GAAP measure, was estimated to be approximately $(0.05) per share, while in the second quarter of 2014, it was estimated to be approximately $(0.07) per share.  In the year-ago quarter, the impact of impairment, restructuring charges and one-time charges was estimated to be approximately $(0.13) per share.

Nine Months of 2014 vs. Nine Months of 2013

The following table sets forth consolidated statements of operations data for the periods indicated:

	Nine Months Ended (Unaudited)
	September 27, 2014	September 27, 2014	September 28, 2013	September 28, 2013
	$ million	% of net revenues	$ million	% of net revenues
Net sales	$5,529	99.2%	$6,042	99.6%
Other revenues	46	0.8	25	0.4
Net revenues	5,575	100	6,067	100
Cost of sales	(3,696)	(66.3)	(4,115)	(67.8)
Gross profit	1,879	33.7	1,952	32.2
Selling, general and administrative	(691)	(12.4)	(817)	(13.5)
Research and development	(1,144)	(20.5)	(1,409)	(23.2)
Other income and expenses, net	157	2.8	84	1.3
Impairment, restructuring charges and other related closure costs	(71)	(1.3)	(263)	(4.3)
Operating income (loss)	130	2.3	(453)	(7.5)
Interest expense, net	(11)	(0.2)	(2)	0.0
Loss on equity-method investments	(60)	(1.1)	(111)	(1.8)
Gain on financial instruments, net	1	0.0	-	-
Income (loss) before income taxes and noncontrolling interest	60	1.1	(566)	(9.3)
Income tax benefit	26	0.5	(29)	(0.5)
Net income (loss)	86	1.5	(595)	(9.8)
Net loss (income) attributable to noncontrolling interest	(1)	(0.0)	131	2.1
Net income (loss) attributable to parent company	$85	1.5%	$(464)	(7.7)%

Net revenues

	Nine Months Ended
	September 27, 2014	September 28, 2013	% Variation
	(Unaudited, in millions)
Net sales	$5,529	$6,042
Other revenues	46	25
Net revenues	$5,575	$6,067	(8.1)%

Our first nine months 2014 net revenues decreased compared to the year-ago period, mainly due to the significant reduction of legacy ST-Ericsson products revenues following our decision to exit the joint venture.  Net revenues decreased by 8.1% as a result of a decline in average selling prices of approximately 5% and a decline in volume of approximately 3%.  Excluding legacy ST-Ericsson products, our revenues decreased by approximately 1% compared to the year-ago period.

In the first nine months of 2014, no customer exceeded 10% of our total net revenues, while Samsung Group represented approximately 10% of our total net revenues in the first nine months of 2013.

Net revenues by product line and product segment

	Nine Months Ended
	September 27, 2014	September 28, 2013	% Variation
	(Unaudited, in millions)
Automotive (APG)	$1,371	$1,219	12.5%
Industrial & Power Discrete (IPD)	1,404	1,353	3.7
Analog & MEMS (AMS)	835	970	(13.8)
Sense & Power and Automotive Products (SP&A)	3,610	3,542	1.9
Digital Convergence Group (DCG)	591	1,184	(50.1)
Imaging, BI-CMOS ASIC and Silicon Photonics (IBP)	236	298	(20.6)
Microcontrollers, Memory & Secure MCU (MMS)	1,119	1,010	10.8
Other EPS	1	1
Embedded Processing Solutions (EPS)	1,947	2,493	(21.9)
Others	18	32	(45.5)
Total consolidated net revenues	$5,575	$6,067	(8.1)%

By product segment, our revenues were down by approximately 22% for EPS, mainly due to DCG including legacy ST-Ericsson products and IBP, partially offset by MMS. SP&A registered an increase of approximately 2% mainly driven by APG, partially offset by AMS.

Net Revenues by Market Channel (1)

	Nine Months Ended
	September 27, 2014	September 28, 2013
	(Unaudited, in %)
OEM	69%	75%
Distribution	31	25
Total	100%	100%
____________
(1)
Original Equipment Manufacturers (“OEM”) are the end-customers to which we provide direct marketing application engineering support, while Distribution customers refers to the distributors and representatives that we engage to distribute our products around the world.

By market channel, in the first nine months of 2014, Distribution reached a 31% share of total revenues compared to approximately 25% in the first nine months of 2013.

Net Revenues by Location of Shipment (1)

	Nine Months Ended
	September 27, 2014	September 28, 2013	% Variation
	(Unaudited, in millions)
EMEA	$1,479	$1,484	(0.4)%
Americas	851	928	(8.3)
Greater China-South Asia	2,465	2,498	(1.3)
Japan-Korea	780	1,157	(32.6)
Total	$5,575	$6,067	(8.1)%
____________
(1)
Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand.  For example, products ordered by U.S.-based companies to be invoiced to Greater China-South Asia affiliates are classified as Greater China-South Asia revenues.  Furthermore, the comparison among the different periods may be affected by shifts in shipment from one location to another, as requested by our customers.

By location of shipment, revenues declined in all regions, with the largest decline in revenues in the Japan & Korea region, mainly due to the phasing out of legacy ST-Ericsson products.

Gross profit

	Nine Months Ended
	September 27, 2014	September 28, 2013	Variation
	(Unaudited, in millions)
Cost of sales	$(3,696)	$(4,115)	10.2%
Gross profit	1,879	1,952	(3.7)%
Gross margin (as percentage of net revenues)	33.7%	32.2%	150 bps

Gross margin was 33.7% for the first nine months of 2014, increasing by approximately 150 basis points compared to the year-ago period due to improvement in manufacturing efficiencies and a positive product mix, partially offset by declining selling prices and an unfavorable exchange rate.  Unused capacity charges amounted to $24 million in the first nine months of 2014 compared to $26 million in the year-ago period.

Operating expenses

	Nine Months Ended
	September 27, 2014	September 28, 2013	Variation
	(Unaudited, in millions)
Selling, general and administrative expenses	$(691)	$(817)	15.4%
Research and development expenses	(1,144)	(1,409)	18.8%
As percentage of net revenues	(32.9)%	(36.7)%	380 bps

Our operating expenses decreased mainly due to the ST-Ericsson wind-down and our cost savings initiatives.  As a percentage of revenues, our operating expenses amounted to 32.9% in the first nine months of 2014, decreasing by approximately 380 basis points compared to the year-ago period.

Total R&D expenses were net of research tax credits, which amounted to $103 million both in the first nine months of 2014 and the year-ago period.

Other income and expenses, net

	Nine Months Ended
	September 27, 2014	September 28, 2013
	(Unaudited, in millions)
Research and development funding	$178	$29
Phase-out and start-up costs	(13)	(1)
Exchange gain, net	3	6
Patent costs, net of reversals for unused provisions	(28)	(27)
Gain on sale of businesses and non current assets	25	83
Other, net	(8)	(6)
Other income and expenses, net	$157	$84
As percentage of net revenues	2.8%	1.3%

In the first nine months of 2014, we recognized an income net of $157 million, improving compared to $84 million in the first nine months of 2013. The increase is mainly due to the higher level of R&D funding following the European Union approval of the Nano2017 program, partially offset by a lower gain on sale of businesses and non-current assets as well as higher phase-out costs resulting from our manufacturing consolidation plans.

Impairment, restructuring charges and other related closure costs

	Nine Months Ended
	September 27, 2014	September 28, 2013
	(Unaudited, in millions)
Impairment, restructuring charges and other related closure costs	$(71)	$(263)

In the first nine months of 2014, we recorded $71 million of impairment, restructuring charges and other related closure costs, primarily consisting of: (i) $23 million of impairment charges on the DCG dedicated intangible assets following our annual impairment test; (ii) $24 million of restructuring charges related to our “plan 600”; (iii) $13 million of restructuring charges related to the “EPS restructuring plan’’; and (iv) $10 million of restructuring charges related to the manufacturing consolidation plans.   For a discussion of our annual impairment test, see Note 7 Impairment, Restructuring Charges and Other Related Closure Costs and Note 15 Goodwill to our Consolidated Financial Statements.

In the first nine months of 2013, we recorded $263 million of impairment, restructuring charges and other related closure costs, primarily consisting of: (i) $86 million of impairment and restructuring charges related to the ST-Ericsson exit; (ii) $69 million of restructuring charges related to our “plan 600”; (iii) $56 million of impairment charges on the DCG goodwill and dedicated intangible assets following our annual impairment test; and (iv) $35 million of impairment and restructuring charges related to the manufacturing consolidation plans.

Operating income (loss)

	Nine Months Ended
	September 27, 2014	September 28, 2013
	(Unaudited, in millions)
Operating income (loss)	$130	$(453)
As percentage of net revenues	2.3%	(7.5)%

Our operating results improved compared to the first nine months of 2013 mainly due to improved manufacturing efficiencies, savings in operating expenses, higher other income and lower amounts of impairment and restructuring charges, which were partially offset by declining selling prices and an unfavorable currency impact.

Operating income (loss) by product segment

	Nine Months Ended (unaudited)
	September 27, 2014		September 28, 2013
	$ million	% of net revenues	$ million	% of net revenues
Sense & Power and Automotive Products (SP&A)	$344	9.5%	$174	4.9%
Embedded Processing Solutions (EPS)	(93)	(4.8)	(333)	(13.4)
Others(1)	(121)		(294)
Total consolidated operating income (loss)(2)	$130	2.3%	$(453)	(7.5)%
____________
(1)
Operating loss of “Others” includes items such as impairment, restructuring charges and other related closure costs, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items and other unallocated expenses such as:  strategic or special R&D programs, certain corporate-level operating expenses and other costs that are not allocated to the product segments, as well as operating earnings of the Subsystems and Other Products Group.

SP&A registered an operating income of $344 million, improving from $174 million. EPS registered a significant improvement in its operating loss, from $333 million in the nine months of 2013 to an operating loss of $93 million in the first nine months of 2014.

Reconciliation to consolidated operating income (loss)

	Nine Months Ended
	September 27, 2014	September 28, 2013
	(Unaudited, in millions)
Total operating income (loss) of product segments	$251	$(159)
Unused capacity charges	(24)	(26)
Impairment, restructuring charges and other related closure costs	(71)	(263)
Strategic and other research and development programs	(5)	(14)
Phase-out and start-up costs	(13)	(1)
Other non-allocated provisions(1)	(8)	10
Total operating loss Others	(121)	(294)
Total consolidated operating income (loss)	$130	$(453)
____________
(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

Interest expense, net

	Nine Months Ended
	September 27, 2014	September 28, 2013
	(Unaudited, in millions)
Interest expense, net	$(11)	$(2)

In the first nine months of 2014, interest expense on our borrowings was $19 million, of which $5 million non-cash interest expense related to the Senior Bonds issued on July 3, 2014, partially balanced by an $8 million interest income.  In the first nine months of 2013, interest expense was $2 million, comprised of $18 million interest expense partially offset by $16 million of interest income, including a one-time interest payment received with respect to a U.S. tax refund in the second quarter of 2013.

Loss on equity-method investments

	Nine Months Ended
	September 27, 2014	September 28, 2013
	(Unaudited, in millions)
Loss on equity-method investments	$(60)	$(111)

In the first nine months 2014, we recorded a charge of $60 million, out of which $9 million related to our share in ST-Ericsson JVS as a loss pick-up and $51 million related to 3Sun, including impairment and other charges associated with our decision to exit the joint venture.  In the first nine months of 2013, we recorded a charge of $111 million, out of which $99 million related to our share in 3Sun which consisted of a $30 million operating loss and $69 million as a non-cash item following their asset impairment. The remaining $12 million loss related to other investments, mainly MicroOLED SAS and ST-Ericsson JVD.

Income tax (expense) benefit

	Nine Months Ended
	September 27, 2014	September 28, 2013
	(Unaudited, in millions)
Income tax (expense) benefit	$26	$(29)

During the first nine months of 2014, we registered an income tax benefit of $26 million, reflecting the discrete effective tax rate estimated in each of our jurisdictions, applied to the consolidated result before taxes, as opposed to an estimated effective tax rate due to significant uncertainty in estimating the effective tax rate.  The third quarter of 2014 includes $40 million of one-time tax benefits mainly related to previous year adjustments following the signature of an Advanced Price Agreement with the U.S. Internal Revenue Service and the review of the tax basis as a consequence of a recent court case ruling in respect to the U.S. Extraterritorial Income Exclusion Regime calculations.  Our income tax also included the estimated impact of provisions related to potential tax positions which have been considered uncertain.

Our tax rate is variable and depends on changes in the level of operating results within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimations of our tax provisions.  Our income tax amounts and rates depend also on our loss carry-forwards and their relevant valuation allowances, which are based on estimated projected plans and available tax planning strategies; in the case of material changes in these plans, the valuation allowances could be adjusted accordingly with an impact on our tax charges.  We currently enjoy certain tax benefits in some countries.  Such benefits may not be available in the future due to changes in the local jurisdictions; our estimated tax rate could be different in future quarters and may increase in the coming years.  In addition, our yearly income tax charges include the estimated impact of provisions related to potential tax positions which have been considered uncertain.

Net loss (income) attributable to noncontrolling interest

	Nine Months Ended
	September 27, 2014	September 28, 2013
	(Unaudited, in millions)
Net loss (income) attributable to noncontrolling interest	$(1)	$131

In the first nine months of 2014, we recorded $1 million representing the income attributable to noncontrolling interest.  In the first nine months of 2013, we recorded $131 million representing the loss attributable to non-controlling interest, mainly relating to Ericsson’s interest in the ST-Ericsson joint venture prior to the deconsolidation effective September 1, 2013.

Net income (loss) attributable to parent company

	Nine Months Ended
	September 27, 2014	September 28, 2013
	(Unaudited, in millions)
Net income (loss) attributable to parent company	$85	$(464)
As percentage of net revenues	1.5%	(7.7)%

For the first nine months of 2014, we reported a net income of $85 million, representing earnings per share of $0.10, compared to a $464 million loss in the year-ago period, representing earnings per share of $(0.52).

Legal Proceedings

For a discussion of legal proceedings, see Note 23 Contingencies, Claims and Legal proceedings to our Consolidated Financial Statements.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by material changes in the exchange rates between the U.S. dollar and other currencies, particularly the Euro.

As a market rule, the reference currency for the semiconductor industry is the U.S. dollar and the market prices of semiconductor products are mainly denominated in U.S. dollars.  However, revenues for some of our products (primarily our dedicated products sold in Europe) are quoted in currencies other than the U.S. dollar and as such are directly affected by fluctuations in the value of the U.S. dollar.  As a result of currency variations, the appreciation of the Euro compared to the U.S. dollar could increase, in the short-term, our level of revenues when reported in U.S. dollars.  Revenues for all other products, which are either quoted in U.S. dollars and billed in U.S. dollars or in local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates, except to the extent that there is a lag between the changes in currency rates and the adjustments in the local currency equivalent of the price paid for such products.  Furthermore, certain significant costs incurred by us, such as manufacturing costs, SG&A expenses, and R&D expenses, are largely incurred in the currency of the jurisdictions in which our operations are located.  Given that most of our operations are located in the Euro zone and other non-U.S. dollar currency areas, including Singapore, our costs tend to increase when translated into U.S. dollars when the dollar weakens or to decrease when the U.S. dollar strengthens.

In summary, as our reporting currency is the U.S. dollar, exchange rate fluctuations affect our results of operations:  in particular, if the U.S. dollar weakens, our results are negatively impacted since we receive only a limited part of our revenues, and more importantly, we incur a significant part of our costs, in currencies other than the U.S. dollar.  On the other hand, our results are favorably impacted when the dollar strengthens.  The impact on our accounts could therefore be material, in the case of a material variation of the U.S. dollar exchange rate.

Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues.  Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we have hedged certain line items on our Consolidated Statements of Income, in particular with respect to a portion of the costs of goods sold, most of the R&D expenses and certain SG&A expenses, located in the Euro zone, which we account for as cash flow hedging contracts.  We use three different types of hedging contracts, consisting of forward contracts, collars and options.

Our Consolidated Statements of Income for the three months and nine months ended September 27, 2014 included income and expense items translated at the average U.S. dollar exchange rate for the period, plus the impact of the hedging contracts expiring during the period.  Our effective exchange rate was $1.34 for €1.00 in the third quarter of 2014 compared to $1.36 for €1.00 in the second quarter of 2014 and $1.31 for €1.00 in the third quarter of 2013.  Our effective average exchange rate was $1.35 for €1.00 for the first nine months of 2014 compared to $1.30 for €1.00 for the first nine months of 2013.  These effective exchange rates reflect the actual exchange rates combined with the impact of cash flow hedging contracts that matured in the period.

The time horizon of our cash flow hedging for manufacturing costs and operating expenses may run up to 24 months, for a limited percentage of our exposure to the Euro and under certain currency market circumstances.  As of September 27, 2014, the outstanding hedged amounts were €655 million to cover manufacturing costs and €444 million to cover operating expenses, at an average exchange rate of about $1.36 for €1.00 and $1.38 for €1.00 respectively (considering the collars at upper strike), maturing over the period from September 30, 2014 to September 1, 2015.  As of September 27, 2014, these outstanding hedging contracts and certain expiring contracts covering manufacturing expenses capitalized in inventory resulted in a deferred loss of approximately $51 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity, compared to a deferred profit of approximately $39 million before tax at December 31, 2013.

We also hedge certain manufacturing costs denominated in Singapore dollars (SGD); as of September 27, 2014, the outstanding hedged amounts were SGD 130 million at an average exchange rate of about SGD 1.26 to $1.00 maturing over the period from October 2, 2014 to September 3, 2015.  As of September 27, 2014, these outstanding hedging contracts and certain expiring contracts covering manufacturing expenses capitalized in inventory resulted in a deferred loss of approximately $1 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity, compared to a deferred loss of approximately $1 million before tax at December 31, 2013.

Our cash flow hedging policy is not intended to cover our full exposure and is based on hedging a portion of our exposure in the next four quarters and a declining percentage of our exposure in each quarter thereafter.  In the third quarter of 2014, as a result of our cash flow hedging, we recorded a net profit of $2 million, consisting of a profit of about $1 million to R&D expenses and about $1 million to costs of goods sold, while in the third quarter of 2013, we recorded a net profit of $4 million.

In addition to our cash flow hedging, in order to mitigate potential exchange rate risks on our commercial transactions, we purchase and enter into forward foreign currency exchange contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates, which we account for as fair value instruments.  We may in the future purchase or sell similar types of instruments.  See Item 11.  “Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F, which may be updated from time to time in our public filings.  Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment.  No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar.  Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates.  The net effect of our consolidated foreign exchange exposure resulted in a net gain of $2 million recorded in “Other income and expenses, net” in our Consolidated Statements of Income for the third quarter of 2014.

The assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate.  Income and expenses, as well as cash flows, are translated at the average exchange rate for the period.  The balance sheet impact, as well as the income statement and cash flow impact, of such translations have been, and may be expected to be, significant from period to period since a large part of our assets and liabilities and activities are accounted for in Euros as they are located in jurisdictions where the Euro is the functional currency.  Adjustments resulting from the translation are recorded directly in equity, and are shown as “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity.  At September 27, 2014, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.

For a more detailed discussion, see Item 3.  “Key Information — Risk Factors — Risks Related to Our Operations” in our Form 20-F, which may be updated from time to time in our public filings.

Impact of Changes in Interest Rates

Interest rates may fluctuate upon changes in financial market conditions and material changes can affect our results of operations and financial condition, since these changes can impact the total interest income received on our cash and cash equivalents and marketable securities, as well as the total interest expense paid on our financial debt.

Our interest income (expense), net, as reported in our Consolidated Statements of Income, is the balance between interest income received from our cash and cash equivalents and marketable securities investments and interest expense paid on our financial liabilities (including the sale without recourse of receivables), non-cash interest expense on the Senior Bonds and bank fees (including fees on committed credit lines).  Our interest income is dependent upon fluctuations in interest rates, mainly in U.S. dollars and Euros, since we invest primarily on a short-term basis; any increase or decrease in the market interest rates would mean an equivalent increase or decrease in our interest income.  Our interest expenses are also dependent upon fluctuations in interest rates, since our financial liabilities include European Investment Bank Floating Rate Loans at Libor and Euribor plus variable spreads.

At September 27, 2014, our total financial resources, including cash and cash equivalents and marketable securities, generated an average interest income rate of 0.65%.  At the same date, the average interest rate on our outstanding debt was 1.76%, of which an average of 0.70% related to cash interests.

Impact of Changes in Equity Prices

As of September 27, 2014, we did not hold any significant equity participations, which could be subject to a material impact in changes in equity prices.  However, we hold equity participations whose carrying value could be reduced due to further losses or impairment charges of our equity-method investments.  See Note 17 to our Consolidated Financial Statements.

Liquidity and Capital Resources

Treasury activities are regulated by our policies, which define procedures, objectives and controls.  The policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates.  Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office.  The majority of our cash and cash equivalents are held in U.S. dollars and Euros and are placed with financial institutions rated at least a single A long-term rating, meaning at least A3 from Moody’s Investors Service (“Moody’s”) and A- from Standard & Poor’s (“S&P”) or Fitch Ratings (“Fitch”), or better.  Marginal amounts are held in other currencies.  See Item 11.  “Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F, which may be updated from time to time in our public filings.

Cash flow

We maintain a significant cash position and a low debt-to-equity ratio, which provide us with adequate financial flexibility.  As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During the first nine months of 2014, our net cash increased by $294 million, due to the net cash from operating and financing activities exceeding the net cash used in investing activities.

The components of our cash flow for the comparable periods are set forth below:

	Nine Months Ended
	September 27, 2014	September 28, 2013
	(Unaudited, in millions)
Net cash from operating activities	$404	$96
Net cash used in investing activities	(681)	(234)
Net cash from (used in) financing activities	579	(658)
Effect of changes in exchange rates	(8)	(20)
Net cash increase (decrease)	$294	$(816)

Net cash from operating activities.  Net cash from operating activities is the sum of (i) net income (loss) adjusted for non-cash items and (ii) changes in net working capital.  The net cash from operating activities for the first nine months of 2014 was $404 million, increasing compared to $96 million in the prior year period. Net cash from operating activities for the first nine months of 2014 compared to the year-ago period benefited from an increased net income adjusted for non-cash items, partially offset by the unfavorable changes in net working capital.

Net cash used in investing activities.  Investing activities used $681 million of cash in the first nine months of 2014, mainly due to payments for the purchase of tangible, intangible, financial assets and marketable securities, partially offset by the proceeds from the sale of marketable securities and the sale of businesses.  The increase in net cash used in investing activities compared to the $234 million in prior-year period was primarily due to higher payment for purchase of marketable securities, net of proceeds and a lower amount of proceeds from the sale of businesses. Payments for purchase of tangible assets, net of proceeds, totaled $388 million compared to $398 million registered in the prior year period.

Net cash from (used in) financing activities.  Net cash from financing activities was $579 million for the first nine months of 2014, compared to the $658 million used for the first nine months of 2013. The increase in the net cash from financing activities was primarily due to the $995 million net proceeds from the issuance of  the Senior Bonds in 2014, partially offset by $93 million of repurchases of common stock.  The first nine months of 2014 amount included $264 million in dividends paid to stockholders compared to $257 million in the prior year period.

Free Cash Flow (non U.S. GAAP measure).

We also present Free Cash Flow, which is a non U.S. GAAP measure, defined as (i) net cash from operating activities plus (ii) net cash used in investing activities, excluding payment for purchases (and proceeds from the sale) of marketable securities, which are considered as temporary financial investments.  The result of this definition is ultimately net cash from operating activities plus payment for purchase and proceeds from sale of tangible, intangible and financial assets and proceeds received in the sale of businesses.  We believe Free Cash Flow, a non U.S. GAAP measure, provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations.  Free Cash Flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities.  Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases (and proceeds from the sale) of marketable securities and net cash variation from joint ventures deconsolidation, the net cash from (used in) financing activities and the effect of changes in exchange rates.  In addition, our definition of Free Cash Flow may differ from definitions used by other companies.  Free Cash Flow is determined as follows from our Consolidated Statements of Cash Flows:

	Three Months Ended	Nine Months Ended
	September 27, 2014	September 27, 2014	September 28, 2013
	(Unaudited, in millions)	(Unaudited, in millions)
Net cash from operating activities	$281	$404	$96
Net cash used in investing activities	(424)	(681)	(234)
Excluding:
Payment for purchase and proceeds from sale of marketable securities, change in short term deposits, restricted cash, net and net variation for JV deconsolidation	283	266	(132)
Payment for purchase and proceeds from sale of tangible and intangible assets (1)	(141)	(415)	(366)
Free Cash Flow (non U.S. GAAP measure)	$140	$(11)	$(270)
_____________

(1)
Reflects the total of the following line items reconciled with our Consolidated Statements of Cash Flows relating to the investing activities:  Payment for purchase of tangible assets, Proceeds from sale of tangible assets, Payment for purchase of intangible assets, Payment for purchase of financial assets, Proceeds from sale of financial assets, Proceeds received in sale of businesses.

Free Cash Flow was negative $11 million for the first nine months of 2014, compared to negative $270 million for the first nine months of 2013, reflecting the exit from ST-Ericsson, our performance improvement and a higher level of R&D grants cash collection.

Net Financial Position (non U.S. GAAP measure).

Our Net Financial Position represents the balance between our total financial resources and our total financial debt.  Our total financial resources include cash and cash equivalents, marketable securities, short-term deposits and restricted cash, and our total financial debt includes bank overdrafts, short-term debt and long-term debt, as represented in our Consolidated Balance Sheets.  Net Financial Position is not a U.S. GAAP measure but we believe it provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents and marketable securities and the total level of our financial indebtedness.  Our Net Financial Position for each period has been determined as follows from our Consolidated Balance Sheets:

	As at
	September 27, 2014	June 28, 2014	September 28, 2013
	(Unaudited, in millions)
Cash and cash equivalents	$2,130	$1,502	$1,434
Marketable securities	330	-	91
Short-term deposits	-	51	1
Total financial resources	2,460	1,553	1,526
Short-term debt	(223)	(225)	(168)
Long-term debt	(1,743)	(905)	(619)
Total financial debt	(1,966)	(1,130)	(787)
Net Financial Position	$494	$423	$739

Our Net Financial Position as of September 27, 2014 was a net cash position of $494 million, increasing compared to the net cash position of $423 million at June 28, 2014, as a result of our positive Free Cash Flow and the net proceeds from the issuance of the Senior Bonds, partially offset by our dividends payment, the repurchase of common stock and the debt resulting from the issuance of the Senior Bonds.

Cash and cash equivalents amounted to $2,130 million as at September 27, 2014, as a result of our cash flow evolution as presented above.

Financial debt was $1,966 million as at September 27, 2014, composed of (i) $223 million of current portion of long-term debt and (ii) $1,743 million long-term debt.  The breakdown of our total financial debt included:  (i) $1,065 million in European Investment Bank loans (the “EIB Loans”), (ii) $883 million in the Senior Bonds, (iii) $17 million in loans from other funding programs, and (iv) $1 million of capital leases.

The EIB Loans are comprised of four long-term amortizing credit facilities as part of our R&D funding programs.  The first for R&D in France was drawn in U.S. dollars from 2006 to 2008 for a total amount of $341 million, of which $68 million remained outstanding as of September 27, 2014.  The second for R&D projects in Italy, was drawn in U.S. dollars in 2008 for a total amount of $380 million, of which $134 million remained outstanding as of September 27, 2014.  The third, signed in 2010, is a €350 million multi-currency loan to support our industrial and R&D programs. It was drawn mainly in U.S. dollars for an amount of $321 million and only partially in Euros for an amount of €100 million, of which the equivalent of $392 million remained outstanding as of September 27, 2014.  The fourth, signed in the first quarter of 2013, is a €350 million multicurrency loan which also supports our R&D programs.  It was drawn in U.S. dollars for an amount of $471 million, all of which is outstanding as of September 27, 2014.  At September 27, 2014, the amounts available under our back-up and uncommitted credit facilities were unutilized.

The Senior Bonds were issued on July 3, 2014, for a principal amount of $1,000 million (Tranche A for $600 million and Tranche B for $400 million), due 2019 and 2021, respectively, for net proceeds of approximately $995 million. Tranche A bonds were issued as zero-coupon bonds while Tranche B bonds bear a 1% per annum nominal interest, payable semi-annually. The conversion price at issuance was approximately $12 on each tranche. The Senior Bonds are convertible by the bondholders if certain conditions are satisfied on a net-share settlement basis, except if an alternative settlement is elected by us. We can also redeem the Senior Bonds prior to their maturity in certain circumstances. Upon initial recognition, the proceeds were allocated between debt and equity by determining the fair value of the liability component using an income approach. The liability component will accrete to par value until maturity based on the effective interest rate (Tranche A: 2.40% and Tranche B: 3.22%, including 1% p.a. nominal interest). In the computation of diluted EPS, the Senior Bonds will be dilutive only for the portion of net-share settlement underlying the conversion premium when the conversion option is in the money.

Our long-term debt contains standard conditions, but does not impose minimum financial ratios.

On June 26, 2014, we announced the launch of a share buy-back program for the purchase of up to 20 million shares, as authorized by the shareholders’ meeting held on June 13, 2014.  Purchases of shares are made exclusively on the Borsa Italiana and amounted to 11,298,848 shares as of September 27, 2014.  On November 10, 2014, we announced that we had completed the repurchase of 20 million shares under our buy-back program for a total purchase price of about $156 million. The repurchased shares will be held as treasury shares and used to cover employee stock awards under our long term incentive plans.

Our current rating with rating agencies are as follow:  Moody’s: “Baa3” with stable outlook; S&P: “BBB” with negative outlook; Fitch (on an unsolicited basis):  “BBB-” with stable outlook.

As of September 27, 2014, debt payments at redemption value by period were as follows:

	Payments Due by Period
	Total	2014	2015	2016	2017	2018	Thereafter
	(Unaudited, in millions)
Long-term debt (including current portion)	$2,083	$163	$203	$193	$118	$116	$1,290

Financial Outlook: Capital Investment

Our policy is to modulate our capital spending according to the evolution of the semiconductor market.  Based on current visibility on demand, we anticipate our capital expenditure to be approximately $510-530 million in 2014, to be adjusted based on demand thereafter.  The most important of our 2014 capital expenditure projects are expected to be: (a) for our front-end facilities: (i) in our 300-mm fab in Crolles, technology evolution to consolidate the capability for 20-nm processes and mix evolution to support the production ramp up of new technologies; (ii) a few selective programs of mix evolution, mainly in the area of analog processes; (iii) qualification of technologies in 200-mm in Singapore and Catania; and (iv) quality, safety, maintenance, and productivity and cost savings investments in both 150-mm and 200-mm front-end fabs; (b) for our back-end facilities, capital expenditures will mainly be dedicated to: (i) capacity growth on certain package families, to sustain market demand; (ii) modernization and rationalization of package lines targeting cost savings benefits; and (iii) specific investments in the areas of factory automation, quality, environment and energy savings; and (c) an overall capacity adjustment in final testing and wafers probing (EWS) to meet increased demand and changed product mix.

We will continue to monitor our level of capital spending by taking into consideration factors such as trends in the semiconductor industry and capacity utilization.  We expect to need significant financial resources in the coming years for capital expenditures and for our investments in manufacturing and R&D.  We plan to fund our capital requirements from cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuance of debt, convertible bonds or additional equity securities.  A substantial deterioration of our economic results, and consequently of our profitability, could generate a deterioration of the cash generated by our operating activities.  Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in prior years to fund our capital expenditure plans for expanding/upgrading our production facilities, our working capital requirements, our R&D and manufacturing costs.

In support of our R&D activities, we signed the Nano2017 program with the French government, which was approved by the European Union in the second quarter of 2014 and, in our role as Coordinator and Project Leader of Nano2017, we have been allocated an overall funding budget of about €400 million for the period 2013-2017, subject to the conclusion of agreements every year with the public authorities and linked to the achievement of technical parameters and objectives.  The Nano2017 contract contains certain covenants which, in in the event they are not fulfilled, may affect our ability to access such funding.

As a result of our exit from the ST-Ericsson joint venture, our exposure is limited to covering 50% of ST-Ericsson’s needs to complete the wind-down, which are estimated to be negligible, based on our current visibility of the ST-Ericsson liquidation balance.

We believe that we have the financial resources needed to meet our currently projected business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, approved dividend payments and the repayment of our debts in line with their maturity dates.

Contractual Obligations, Commercial Commitments and Contingencies

Our contractual obligations, commercial commitments and contingencies are mainly comprised of:  operating leases for land, buildings, plants and equipment; purchase commitments for equipment, outsourced foundry wafers and for software licenses; long-term debt obligations; pension obligations and other long-term liabilities.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements at September 27, 2014.

Impact of Recently Issued U.S. Accounting Standards

See Note 5 Recent Accounting Announcements to our Consolidated Financial Statements.

Backlog and Customers

During the third quarter of 2014, our booking plus net frames orders declined compared to the second quarter of 2014 above the normal seasonality, showing that the market entered a phase of softening particularly in mass market and microcontrollers.  We entered the fourth quarter 2014 with a backlog lower than the level we had when entering in the third quarter 2014.  Backlog (including frame orders) is subject to possible cancellation, push back and lower ratio of frame orders being translated into firm orders and, thus, it is not necessarily indicative of the amount of billings or growth to be registered in subsequent periods.

In the first nine months of 2014, no customer accounted for more than 10% of our total net revenues while Samsung group represented approximately 10% of our total net revenues in the first nine months of 2013.  There is no guarantee that any customer will continue to generate revenues for us at the same levels as in prior periods.  If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, not confirm planned delivery dates on frame orders in a significant manner or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Disclosure Controls and Procedures

Evaluation

Our management, including the CEO and CFO, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (“Disclosure Controls”) as of the end of the period covered by this report.  Disclosure Controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Exchange Act, such as this periodic report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.  Disclosure Controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.  Our quarterly evaluation of Disclosure Controls includes an evaluation of some components of our internal control over financial reporting, and internal control over financial reporting is also separately evaluated on an annual basis.

The evaluation of our Disclosure Controls included a review of the controls’ objectives and design, our implementation of the controls and their effect on the information generated for use in this periodic report.  In the course of the controls evaluation, we reviewed identified data errors, control problems or acts of fraud and sought to confirm that appropriate corrective actions, including process improvements, were being undertaken.  This type of evaluation is performed at least on a quarterly basis so that the conclusions of management, including the CEO and CFO, concerning the effectiveness of the Disclosure Controls can be reported in our periodic reports on Form 6-K and Form 20-F.  The components of our Disclosure Controls are also evaluated on an ongoing basis by our Internal Audit Department, which reports directly to our Audit Committee.  The overall goals of these various evaluation activities are to monitor our Disclosure Controls, and to modify them as necessary.  Our intent is to maintain the Disclosure Controls as dynamic systems that change as conditions warrant.

Based upon the controls evaluation, our CEO and CFO have concluded that, as of the end of the period covered by this periodic report, our Disclosure Controls were effective.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls

No system of internal control over financial reporting, including one determined to be effective, may prevent or detect all misstatements.  It can provide only reasonable assurance regarding financial statement preparation and presentation.  Also, projections of the results of any evaluation of the effectiveness of internal control over financial reporting into future periods are subject to inherent risk that the relevant controls may become inadequate due to changes in circumstances or that the degree of compliance with the underlying policies or procedures may deteriorate.

Other Reviews

We have sent this report to our Audit Committee, which had an opportunity to raise questions with our management and independent auditors before we submitted it to the Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements contained in this Form 6-K that are not historical facts, particularly in “Business Overview” and in “Liquidity and Capital Resources—Financial Outlook: Capital Investment”, are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements due to, among other factors:

•	uncertain macro-economic and industry trends;

•	customer demand and acceptance for the products which we design, manufacture and sell;

•
unanticipated events or circumstances, which may either impact our ability to execute the planned reductions in our net operating expenses and / or meet the objectives of our R&D programs, which benefit from public funding;

•	the loading and the manufacturing performance of our production facilities;

•	the functionalities and performance of our IT systems, which support our critical operational activities including manufacturing, finance and sales;

•	variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•	the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	restructuring charges and associated cost savings that differ in amount or timing from our estimates;

•
changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	the outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;

•	natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;

•
changes in economic, social, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflict, social unrest, or terrorist activities; and

•	availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements.  Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.  Some of these risk factors are set forth and are discussed in more detail in “Item 3.  Key Information — Risk Factors” in our Form 20-F. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in our Form 20-F as anticipated, believed or expected.  We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this Form 6-K to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Item 3.  Key Information — Risk Factors” from time to time in our SEC filings, could have a material adverse effect on our business and/or financial condition.

STMICROELECTRONICS N.V.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Three months ended
	(Unaudited)
	September 27,	September 28,
In million of U.S. dollars except per share amounts	2014	2013

Net sales	1,870	2,005
Other revenues	16	8
Net revenues	1,886	2,013
Cost of sales	(1,240)	(1,361)
Gross profit	646	652
Selling, general and administrative	(226)	(253)
Research and development	(377)	(423)
Other income and expenses, net	32	78
Impairment, restructuring charges and other related closure costs	(38)	(120)
Operating income (loss)	37	(66)
Interest expense, net	(7)	(2)
Income (loss) on equity-method investments	-	(8)
Income (loss) before income taxes and noncontrolling interest	30	(76)
Income tax benefit (expense)	42	(49)
Net income (loss)	72	(125)
Net loss (income) attributable to noncontrolling interest	-	(17)
Net income (loss) attributable to parent company	72	(142)

Earnings per share (Basic) attributable to parent company stockholders	0.08	(0.16)
Earnings per share (Diluted) attributable to parent company stockholders	0.08	(0.16)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Nine months ended
	(Unaudited)
	September 27,	September 28,
In million of U.S. dollars except per share amounts	2014	2013

Net sales	5,529	6,042
Other revenues	46	25
Net revenues	5,575	6,067
Cost of sales	(3,696)	(4,115)
Gross profit	1,879	1,952
Selling, general and administrative	(691)	(817)
Research and development	(1,144)	(1,409)
Other income and expenses, net	157	84
Impairment, restructuring charges and other related closure costs	(71)	(263)
Operating income (loss)	130	(453)
Interest expense, net	(11)	(2)
Loss on equity-method investments	(60)	(111)
Gain on financial instruments, net	1	-
Income (loss) before income taxes and noncontrolling interest	60	(566)
Income tax benefit (expense)	26	(29)
Net income (loss)	86	(595)
Net loss (income) attributable to noncontrolling interest	(1)	131
Net income (loss) attributable to parent company	85	(464)

Earnings per share (Basic) attributable to parent company stockholders	0.10	(0.52)
Earnings per share (Diluted) attributable to parent company stockholders	0.10	(0.52)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended
	(Unaudited)
	September 27,	September 28,
In million of U.S. dollars	2014	2013

Net income (loss)	72	(125)
Other comprehensive income (loss), net of tax :
Currency translation adjustments arising during the period	(145)	83
Foreign currency translation adjustments	(145)	83
Unrealized gains (losses) arising during the period	(2)	-
Unrealized gains (losses) on securities	(2)	-
Unrealized gains (losses) arising during the period	(48)	32
Less : reclassification adjustment for (income) losses included in net income (loss)	(2)	(6)
Unrealized gains (losses) on derivatives	(50)	26
Net gains (losses) arising during the period	-	4
Defined benefit pension plans	-	4
Other comprehensive income (loss), net of tax	(197)	113
Comprehensive income (loss)	(125)	(12)
Less : comprehensive income (loss) attributable to noncontrolling interest	-	17
Comprehensive income (loss) attributable to the company's stockholders	(125)	(29)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Nine months ended
	(Unaudited)
	September 27,	September 28,
In million of U.S. dollars	2014	2013

Net income (loss)	86	(595)
Other comprehensive income (loss), net of tax :
Currency translation adjustments arising during the period	(181)	54
Foreign currency translation adjustments	(181)	54
Unrealized gains (losses) arising during the period	(2)	1
Unrealized gains (losses) on securities	(2)	1
Unrealized gains (losses) arising during the period	(56)	26
Less : reclassification adjustment for (income) losses included in net income (loss)	(23)	(21)
Unrealized gains (losses) on derivatives	(79)	5
Net gains (losses) arising during the period	1	5
Defined benefit pension plans	1	5
Other comprehensive income (loss), net of tax	(261)	65
Comprehensive income (loss)	(175)	(530)
Less : comprehensive income (loss) attributable to noncontrolling interest	1	(134)
Comprehensive income (loss) attributable to the company’s stockholders	(176)	(396)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
	As at
	September 27,	December 31,
In million of U.S. dollars	2014	2013
	(Unaudited)	(Audited)

Assets
Current assets :
Cash and cash equivalents	2,130	1,836
Short-term deposits	-	1
Marketable securities	330	57
Trade accounts receivable, net	1,046	1,049
Inventories	1,263	1,336
Deferred tax assets	168	123
Assets held for sale	31	16
Other current assets	508	389
Total current assets	5,476	4,807
Goodwill	85	90
Other intangible assets, net	199	217
Property, plant and equipment, net	2,785	3,156
Non-current deferred tax assets	242	227
Long-term investments	60	76
Other non-current assets	564	600
	3,935	4,366
Total assets	9,411	9,173

Liabilities and equity
Current liabilities:
Short-term debt	223	225
Trade accounts payable	632	694
Other payables and accrued liabilities	883	937
Dividends payable to stockholders	4	89
Accrued income tax	39	48
Total current liabilities	1,781	1,993

Long-term debt	1,743	928
Post-employment benefit obligations	342	366
Long-term deferred tax liabilities	9	11
Other long-term liabilities	136	158
	2,230	1,463
Total liabilities	4,011	3,456

Commitment and contingencies

Equity
Parent company stockholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 910,797,305 shares issued, 882,536,700 shares outstanding)	1,157	1,156
Capital surplus	2,727	2,581
Retained earnings	950	1,076
Accumulated other comprehensive income	781	1,042
Treasury stock	(278)	(212)
Total parent company stockholders' equity	5,337	5,643
Noncontrolling interest	63	74
Total equity	5,400	5,717

Total liabilities and equity	9,411	9,173

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	(Unaudited)	(Unaudited)
	September 27,	September 28,
In million of U.S. dollars	2014	2013

Cash flows from operating activities:
Net income (loss)	86	(595)
Items to reconcile net income (loss) and cash flows from operating activities:
Depreciation and amortization	612	685
Interests and amortization of issuance costs on convertible bonds	5	-
Gain on financial instruments, net	(1)	-
Gain on sale of businesses	(22)	(80)
Non-cash stock-based compensation	25	16
Other non-cash items	(109)	(70)
Deferred income tax	(66)	(59)
Loss on equity-method investments	60	111
Impairment, restructuring charges and other related closure costs, net of cash payments	(1)	142
Changes in assets and liabilities:
Trade receivables, net	(1)	(183)
Inventories	30	(22)
Trade payables	(22)	57
Other assets and liabilities, net	(192)	94
Net cash from operating activities	404	96

Cash flows from investing activities:
Payment for purchase of tangible assets	(397)	(409)
Proceeds from sale of tangible assets	9	11
Payment for purchase of marketable securities	(333)	-
Proceeds from sale of marketable securities	58	150
Release of restricted cash	-	3
Net cash variation for joint ventures deconsolidation	9	(21)
Payment for purchase of intangible assets	(48)	(47)
Payment for purchase of financial assets	(9)	(13)
Proceeds from sale of financial assets	1	-
Proceeds received in sale of businesses	29	92
Net cash used in investing activities	(681)	(234)

Cash flows from financing activities:
Proceeds from long-term debt	-	6
Proceeds from short-term borrowings	-	145
Net proceeds from issuance of senior unsecured convertible bonds	995	-
Repayment of issued debt	-	(455)
Repayment of long-term debt	(60)	(60)
Repayment of short-term borrowings	-	(35)
Capital increase	1	-
Repurchase of common stock	(93)	-
Dividends paid to stockholders	(264)	(257)
Other financing activities	-	(2)
Net cash from (used in) financing activities	579	(658)
Effect of changes in exchange rates	(8)	(20)
Net cash increase (decrease)	294	(816)
Cash and cash equivalents at beginning of the period	1,836	2,250
Cash and cash equivalents at end of the period	2,130	1,434

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF EQUITY

In million of U.S. dollars, except per share amounts					Accumulated
					Other
	Common	Capital	Treasury	Retained	Comprehensive	Noncontrolling	Total
	Stock	Surplus	Stock	Earnings	Income (Loss)	Interest	Equity

Balance as of December 31, 2012 (Audited)	1,156	2,555	(239)	1,959	794	139	6,364
Stock-based compensation expense		26	27	(27)			26
Joint ventures deconsolidation					58	73	131
Comprehensive income (loss):
Net loss				(500)		(129)	(629)
Other comprehensive income (loss), net of tax					190	(5)	185
Comprehensive income (loss)							(444)
Dividends to noncontrolling interest						(4)	(4)
Dividends, $0.40 per share				(356)			(356)
Balance as of December 31, 2013 (Audited)	1,156	2,581	(212)	1,076	1,042	74	5,717
Capital increase	1						1
Repurchase of common stock			(99)				(99)
Issuance of senior unsecured convertible bonds		121					121
Stock-based compensation expense		25	33	(33)			25
Joint ventures and other subsidiaries deconsolidation						(12)	(12)
Comprehensive income (loss):
Net income				85		1	86
Other comprehensive income (loss), net of tax					(261)		(261)
Comprehensive income (loss)							(175)
Dividends, $0.20 per share				(178)			(178)
Balance as of September 27, 2014 (Unaudited)	1,157	2,727	(278)	950	781	63	5,400

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.

Notes to Interim Consolidated Financial Statements (Unaudited)

1.	The Company

STMicroelectronics N.V. (the “Company”) is registered in The Netherlands with its corporate legal seat in Amsterdam, the Netherlands, and its corporate headquarters located in Geneva, Switzerland.

The Company is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (“ICs”) and discrete devices. The Company offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Company is focused on developing products that leverage its technological strengths in creating customized, system-level solutions with digital and mixed-signal content.

2.	Fiscal Year

The Company’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a thirteen-week basis.

The Company’s first quarter ended on March 29, 2014, its second quarter ended on June 28 and its third quarter ended on September 27. Its fourth quarter will end on December 31.

3.	Basis of Presentation

The accompanying Unaudited Interim Consolidated Financial Statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), consistent in all material respects with those applied for the year ended December 31, 2013. The interim financial information is unaudited but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.

All balances and values in the current and prior periods are in millions of U.S. dollars, except shares and per-share amounts.

The accompanying Unaudited Interim Consolidated Financial Statements do not include certain footnotes and financial presentation normally required on an annual basis under U.S. GAAP. Therefore, these interim financial statements should be read in conjunction with the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 5, 2014.

4.	Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions. The primary areas that require significant estimates and judgments by management include, but are not limited to:

•	sales returns and allowances,

•	inventory obsolescence reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory,

•	provisions for litigation and claims and recognition and measurement of loss contingencies,

•	valuation at fair value of assets acquired or sold, including intangibles, goodwill, investments and tangible assets,

•
annual and trigger-based impairment review of goodwill and intangible assets, as well as an assessment, in each reporting period, of events, which could trigger interim impairment testing on long-lived assets,

•	estimated value of the consideration to be received and used as fair value for asset groups classified as assets held for sale and the assessment of probability of realizing the sale,

•	assessment of other-than-temporary impairment charges on financial assets, including equity-method investments,

•	restructuring charges and other related exit costs,

•	assumptions used in assessing the number of awards expected to vest on stock-based compensation plans,

•	assumptions used in calculating pension obligations and other long-term employee benefits,

•
determination of the income tax expenses estimated on the basis of the projected tax amount for the full year, including deferred income tax assets, valuation allowance and provisions for uncertain tax positions and claims, and

•	allocation between debt and equity of the various components of an issued hybrid instrument and measurement at fair value of the liability component based on a discount rate adjustment technique.

The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends, market information used by market participants and the latest available business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While the Company regularly evaluates its estimates and assumptions, the actual results experienced by the Company could differ materially and adversely from those estimates. To the extent there are material differences between the estimates and the actual results, future results of operations, cash flows and financial position could be significantly affected.

5.	Recent Accounting Pronouncements

Accounting pronouncements effective in 2014

In March 2013, the FASB issued new guidance on obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. An entity should recognize the respective portion of the obligation it agrees to pay among its co-obligors and assess any additional amounts it expects to pay related to amounts borrowed by its co-obligors applying the measurement principles of the contingencies model under ASC 450. Enhanced disclosures similar to those required for financial guarantees will be required for those obligations. The Company adopted the new guidance in 2014, which did not have a significant impact on its financial position and results of operations.

In March 2013, the FASB issued clarified guidance on whether, when and how to release cumulative translation adjustment (“CTA”) into earnings in various deconsolidation and consolidation transactions. Complete or substantially complete liquidation of a foreign entity is required to release CTA for transactions occurring within a foreign entity. Transactions impacting investments in the foreign entity may result in a full or partial release of CTA even though complete or substantially complete liquidation of the foreign entity has not occurred. For transactions involving step acquisitions, the CTA associated with the previous equity-method investment will be fully released when control is obtained and consolidation occurs. The Company adopted the guidance in 2014 and the guidance did not have any material impact on its financial position and results of operations.

Accounting pronouncements that are not yet effective and have not been adopted early by the Company

In April 2014, the FASB issued new guidance which redefines discontinued operations by changing the criteria for determining which disposals can be presented as discontinued operations. Under the new guidance, a discontinued operation is defined as a disposal of a component or group of components that is disposed of or is classified as held for sale and “represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results”. A strategic shift could include a disposal of (i) a major geographical area of operations, (ii) a major line of business, (iii) a major equity method investment, or (iv) other major parts of an entity. The guidance also enhances disclosure requirements and adds new disclosures for individually material dispositions that do not qualify as discontinued operations. The guidance applies prospectively to new disposals and new classifications of disposal groups as held for sale in annual periods beginning on or after December 15, 2014 and interim periods within those annual periods. Early adoption is permitted for new disposals or new classifications as held for sale that have not been reported in financial statements previously issued or available for issuance. The new guidance significantly changes current practice for assessing discontinued operations and affects income and earnings per share from continuing operations. The Company will adopt the guidance when effective.

In May 2014, the FASB issued the converged guidance on revenue from contracts with customers. The new guidance sets forth a single revenue accounting model, which calls for more professional judgment and includes expanded disclosures. Revenue recognition depicts the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled for these goods and services. Revenue is recognized when (or as) control of the goods and services is transferred to the customer. Even the revenue recognition guidance is not a five-step model, the following steps can be identified in order to apply the new revenue accounting model: (i) identification of the contracts with customers; (ii) identification of the purchase obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to purchase obligations and; (v) revenue recognition for each purchase obligation. The new guidance will be effective for the Company’s first interim period within the annual reporting period beginning on January 1, 2017. Early adoption is not permitted. The areas in which the new revenue recognition may create significant changes are: (i) changes in the timing of revenue recognition; (ii) inclusion of variable consideration in the transaction price; (iii) allocation of the transaction price based on standalone selling prices. The Company will adopt the new guidance when effective and is currently assessing its impact on existing contracts, transactions and business practices.

In June 2014, the FASB clarified the guidance relating to stock-based compensation by requiring that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition on revenue from contracts with customers. The amended guidance will be effective for annual and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Company will adopt the amended guidance when effective and does not expect any significant impact on its financial position and results of operations.

6.	Other Income and Expenses, Net

Other income and expenses, net consisted of the following:

	Three months ended		Nine months ended
In millions of U.S. dollars	September 27, 2014	September 28, 2013	September 27, 2014	September 28, 2013

Research and development funding	27	9	178	29
Phase-out and start-up costs	(7)	(1)	(13)	(1)
Exchange gain, net	2	2	3	6
Patent costs, net of reversals for unused provisions	1	(12)	(28)	(27)
Gain on sale of businesses and non-current assets	11	81	25	83
Other, net	(2)	(1)	(8)	(6)
Total Other income and expenses, net	32	78	157	84

The Company receives significant public funding from governmental agencies in several jurisdictions. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met.

Phase-out costs are costs incurred during the closing stage of a Company’s manufacturing facility and resulting mainly from the closure of our back-end plant in Longgang, for both the three and nine months periods ended on September 27, 2014. They are treated in the same manner as start-up costs. Start-up costs represent costs incurred in the start-up and testing of the Company’s new manufacturing facilities, before reaching the earlier of a minimum level of production or six months after the fabrication line’s quality certification.

Exchange gains and losses included in “Other income and expenses, net” represent the portion of exchange rate changes on transactions denominated in currencies other than an entity’s functional currency and the changes in fair value of trading derivative instruments which are not designated as hedge and which have a cash flow effect related to operating transactions, as described in Note 24.

Patent costs include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees. They are reported net of settlements, if any, which primarily include reimbursements of prior patent litigation costs.

Gain on sale of businesses and non-current assets is mostly related to the sale of businesses associated with the Smart Connectivity Business (Display Port products), realized in the first and third quarters of 2014. In the third quarter of 2013, it was mainly due to the sale of businesses and non-current assets associated with the Global Navigation Satellite System (GNSS) and with the sale of Portland Compiler Group (PGI).

7.	Impairment, Restructuring Charges and Other Related Closure Costs

Impairment, restructuring charges and other related closure costs incurred in the third quarter and in the first nine months of 2014 are summarized as follows:

	Three months ended on September 27, 2014
In millions of U.S. dollars	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

$600-650 million net opex plan	-	1	-	1
Manufacturing consolidation	-	(1)	(1)	(2)
EPS restructuring plan	-	(13)	-	(13)
Annual impairment test	(24)	-	-	(24)
Total	(24)	(13)	(1)	(38)

	Nine months ended on September 27, 2014
In millions of U.S. dollars	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

$600-650 million net opex plan	-	(16)	(8)	(24)
Manufacturing consolidation	-	(7)	(3)	(10)
EPS restructuring plan	-	(13)	-	(13)
Annual impairment test	(24)	-	-	(24)
Total	(24)	(36)	(11)	(71)

Impairment, restructuring charges and other related closure costs incurred in the third quarter and in the first nine months of 2013 are summarized as follows:

	Three months ended on September 28, 2013
In millions of U.S. dollars	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

ST-Ericsson exit	(4)	(4)	3	(5)
Digital restructuring plan	(2)	-	-	(2)
$600-650 million net opex plan	-	(22)	-	(22)
Manufacturing consolidation	(29)	(6)	-	(35)
Annual impairment test	(56)	-	-	(56)
Total	(91)	(32)	3	(120)

	Nine months ended on September 28, 2013
In millions of U.S. dollars	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

ST-Ericsson restructuring plans	-	(6)	(3)	(9)
ST-Ericsson exit	(17)	(69)	-	(86)
Digital restructuring plan	(2)	(1)	-	(3)
$600-650 million net opex plan	-	(69)	-	(69)
Manufacturing consolidation	(29)	(6)	-	(35)
Annual impairment test	(56)	-	-	(56)
Other restructuring initiatives	-	(5)	-	(5)
Total	(104)	(156)	(3)	(263)

Impairment charges

During the first nine months of 2014, the Company recorded impairment charges amounting to $24 million as part of the annual impairment test, of which $23 million on Digital Convergence Group dedicated intangible assets and $1 million on other intangible assets.

The Company recorded in the first nine months of 2013 impairment charges amounting to $104 million, of which $56 million, as part of the annual impairment test, on Digital Convergence Group goodwill ($38 million) and dedicated intangible assets ($18 million) and $29 million on certain long-lived assets as part of the Company’s manufacturing consolidation. There was also a $17 million impairment primarily related to long-lived assets as part of the exit of ST-Ericsson.

Restructuring charges and other related closure costs

Provisions for restructuring charges and other related closure costs as at September 27, 2014 are summarized as follows in millions of U.S. dollars:

	$600-650 million net opex plan	Digital restructuring plan	Manufacturing consolidation	EPS restructuring plan	Other restructuring initiatives	Total
Provision as at December 31, 2013	46	6	8	-	16	76
Charges incurred in 2014	25	-	10	13	-	48
Adjustments for unused provisions	(1)	-	-	-	-	(1)
Amounts paid	(54)	(6)	(9)	-	(3)	(72)
Provision as at September 27, 2014	16	-	9	13	13	51

•	$600-650 million net opex plan

The Company committed restructuring actions in 2013 to reduce the Company’s net operating expenses as announced on December 10, 2012. The Company recorded in the first nine months of 2014 $24 million in restructuring charges, net, mainly corresponding to employee termination benefits.

•	Manufacturing consolidation

In July 2013, the Company announced that it would wind down certain 6-inch manufacturing lines, close its back-end plant in Longgang and consolidate back-end activities in China to Shenzhen. As part of this restructuring plan, the Company recorded in the first nine months of 2014 $10 million in restructuring charges corresponding to employee termination benefits.

•	EPS restructuring plan

In the third quarter of 2014, the Company committed to a plan affecting around 450 employees worldwide and targeting an estimated $100 million of annualized savings in the EPS segment. The Company recorded in the third quarter of 2014 a $13 million restructuring charge corresponding to employee ongoing termination benefits. The charge was determined based on the legal, contractual and past practice obligations created in the affected locations upon the Company’s commitment to this restructuring plan.

Total impairment, restructuring charges and other related closure costs

The Digital restructuring plan, launched in 2012, was expected to result in a total pre-tax charge of $25 million to $30 million including impairment charges totaling $9 million. Restructuring charges amounting to $16 million have been incurred as of September 27, 2014. The plan was substantially completed in 2013.

The $600-650 million net opex plan resulted in a $112 million charge incurred as of September 27, 2014. The plan is expected to be completed in 2014.

The Manufacturing consolidation plan resulted in a $18 million charge incurred as of September 27, 2014. The plan is expected to be completed in 2015.

The EPS restructuring plan, launched in the third quarter of 2014,  is expected to be completed in 2015 and to result in a total pre-tax charge of approximately $50 million. The charge incurred on this plan as at September 27, 2014 totaled $13 million.

Upon the ST-Ericsson deconsolidation as of September 1, 2013, all the ST-Ericsson restructuring plans have been deconsolidated by the Company.

The total actual costs that the Company will incur may differ from these estimates based on the timing required to complete the restructuring plan, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, products and processes.

8.	Interest expense, Net

Interest expense, net consisted of the following:

	Three months ended		Nine months ended
In millions of U.S. dollars	September 27, 2014	September 28, 2013	September 27, 2014	September 28, 2013

Income	3	2	8	16
Expense	(10)	(4)	(19)	(18)
Total interest expense, net	(7)	(2)	(11)	(2)

Net interest included charges related to the sale of trade and other receivables. Interest expense recorded in the third quarter of 2014 included a $6 million charge on the senior unsecured convertible bonds issued in July 2014, of which a $5 million charge resulting from the accretion of the discount on the liability component.  In 2013, it also included a one-time interest payment received with respect to a U.S. tax refund in the second quarter of 2013.

9.	Income Tax Benefit (Expense)

Income tax benefit (expense) is as follows:

	Three months ended		Nine months ended
In millions of U.S. dollars	September 27, 2014	September 28, 2013	September 27, 2014	September 28, 2013

Income tax benefit (expense)	42	(49)	26	(29)

In the first nine months of 2014, income tax has been estimated adopting a discrete effective tax method as opposed to an estimated effective tax rate due to significant uncertainty in estimating the effective tax rate. The third quarter of 2014 includes $40 million of one-time tax benefits mainly related to previous year adjustments following the signature of an Advanced Price Agreement with the U.S. Internal Revenue Service and the review of the tax basis as a consequence of a recent court case ruling in respect to the U.S. Extraterritorial Income Exclusion Regime calculations.  Income tax also included the estimated impact of provisions related to potential tax positions which have been considered uncertain.

10.	Earnings per share

Basic net earnings per share (“EPS”) is computed based on net income (loss) attributable to parent company stockholders using the weighted-average number of common shares outstanding during the reported period; the number of outstanding shares does not include treasury shares. Diluted EPS is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period, such as stock issuable pursuant to the exercise of stock options outstanding, unvested shares granted and the conversion of convertible debt.

	Three months ended		Nine months ended
In millions of U.S. dollars, except share and per share amounts	September 27, 2014	September 28, 2013	September 27, 2014	September 28, 2013

Basic earnings per share:

Net income (loss) attributable to parent company	72	(142)	85	(464)

Weighted average shares outstanding	888,888,331	890,544,066	890,254,684	889,177,211

Earnings per share (basic)	0.08	(0.16)	0.10	(0.52)

Diluted earnings per share:

Net income (loss) attributable to parent company	72	(142)	85	(464)

Weighted average shares outstanding	888,888,331	890,544,066	890,254,684	889,177,211

Dilutive effect of unvested shares	2,445,209	-	3,424,213	-

Number of shares used in calculating diluted earnings per share	891,333,540	890,544,066	893,678,897	889,177,211

Earnings per share (diluted)	0.08	(0.16)	0.10	(0.52)

As of September 27, 2014, there were outstanding stock options exercisable into the equivalent of 518,915 common shares. There was no dilutive effect of the convertible bonds issued on July 3, 2014 since the conversion is out-of-the-money.

11.	Accumulated Other Comprehensive Income (“AOCI”)

The table below details the changes in AOCI attributable to the company’s stockholders by component, net of tax, for the period ended September 27, 2014:

	Gains (Losses) on Cash Flow Hedges	Gains (Losses) on Available-For-Sale Securities	Defined Benefit Pension Plan Items	Foreign Currency Translation Adjustments (“CTA”)	Total
December 31, 2013	38	1	(100)	1,085	1,024
Cumulative tax impact	(5)	-	23	-	18
December 31, 2013, net of tax	33	1	(77)	1,085	1,042
OCI before reclassifications	(64)	(2)	(1)	(181)	(248)
Amounts reclassified from AOCI	(25)	-	2	-	(23)
OCI for the nine months ended September 27, 2014	(89)	(3)	1	(181)	(272)
Cumulative tax impact	10	1	-	-	11
OCI for the nine months ended September 27, 2014, net of tax	(79)	(2)	1	(181)	(261)
September 27, 2014	(51)	(2)	(99)	904	752
Cumulative tax impact	5	1	23	-	29
September 27, 2014, net of tax	(46)	(1)	(76)	904	781

Items reclassified out of Accumulated Other Comprehensive Income for the period ended September 27, 2014 are listed in the table below:

Details about AOCI components	Amounts reclassified from AOCI	Affected line item in the statement where net income (loss) is presented
Gains (losses) on cash flow hedges
Foreign exchange derivative contracts	15	Cost of sales
Foreign exchange derivative contracts	2	Selling, general and administrative
Foreign exchange derivative contracts	8	Research and development
	(2)	Income tax expense
	23	Net of tax
Defined benefit pension plan items
Amortization of prior service costs	-	(1)
Amortization of actuarial gains (losses)	-	(1)
	-	Income tax benefit (expense)
	-	Net of tax
Total reclassifications for the period attributable to the Company’s stockholders	23	Net of tax

(1)	These items are included in the computation of net periodic pension cost, as described in Note 20.

12.	Marketable Securities

Changes in the value of marketable securities, as reported in current assets on the consolidated balance sheets as at September 27, 2014 and December 31, 2013 are detailed in the table below:

In millions of U.S. dollars	December 31, 2013	Purchase	Sale / Settlement	Change in fair value included in OCI* for available-for-sale marketable securities	Change in fair value recognized in earnings	Foreign exchange result through OCI*	September 27, 2014
Debt securities issued by the U.S. Treasury	-	333	-	(3)	-	-	330
Senior debt Floating Rate Notes issued by financial institutions	57	-	(57)	-	-	-	-
Total	57	333	(57)	(3)	-	-	330
*Other Comprehensive Income

As at September 27, 2014, the Company held $330 million in U.S. Treasury bonds. The bonds have an average rating of AA+/Aaa, with a duration of  5.55 years. The debt securities were reported as current assets on the line “Marketable Securities” on the consolidated balance sheet as at September 27, 2014, since they represented investments of funds available for current operations. The bonds were classified as available-for-sale and recorded at fair value as at September 27, 2014, with changes in fair value recognized as a separate component of “Accumulated other comprehensive income (loss)” in the consolidated statement of equity. This fair value measurement corresponds to a Level 1 fair value hierarchy measurement.

The marketable securities amounting to $57 million matured in the first quarter of 2014. They were classified as available-for-sale and recorded at fair value as at December 31, 2013. No credit loss was identified on these instruments and due to the short duration before maturity, the fair value as at December 31, 2013 corresponded to par value.

13.	Trade Accounts Receivable, Net

Trade accounts receivable, net consisted of the following:

In millions of U.S. dollars	As at September 27, 2014	As at December 31, 2013

Trade accounts receivable	1,054	1,058
Allowance for doubtful accounts	(8)	(9)
Total trade accounts receivable, net	1,046	1,049

The Company enters into factoring transactions to accelerate the realization in cash of some trade accounts receivable. As at September 27, 2014, $49 million of trade accounts receivable were sold without recourse ($56 million as at December 31, 2013). Such factoring transactions totaled $155 million for the first nine months of 2014 ($506 million for the first nine months of 2013).

14.	Inventories

Inventories are stated at the lower of cost or market. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Company’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales.

Reserve for obsolescence is estimated for excess uncommitted inventories based on the previous quarter’s sales, backlog of orders and production plans.

Inventories, net of reserve consisted of the following:

In millions of U.S. dollars	As at September 27, 2014	As at December 31, 2013
Raw materials	80	84
Work-in-process	799	885
Finished products	384	367
Total Inventories	1,263	1,336

15.	Goodwill

Changes in the carrying amount of goodwill were as follows:

In millions of U.S. dollars	Sense & Power and Automotive (SP&A)	Embedded Processing Solutions (EPS)	Total
December 31, 2013	2	88	90
Foreign currency translation	-	(5)	(5)
September 27, 2014	2	83	85

The Company reviews goodwill for impairment annually during its third quarter and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. The goodwill impairment test involves a two-step process. In the first step, the Company compares the fair value of each reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill is not impaired and no further testing is required. If the fair value of the reporting unit is less than the carrying value, the Company must perform the second step of the impairment test to measure the amount of impairment loss. In the second step, the reporting unit’s fair value is allocated to all of the assets and liabilities of the reporting unit, including any unrecognized intangible assets, in a hypothetical analysis that calculates the implied fair value of goodwill in the same manner as if the reporting unit was being acquired in a business combination. If the implied fair value of the reporting unit’s goodwill is less than the carrying value, the difference is recorded as an impairment loss.

In determining the fair value of a reporting unit, the Company uses the lower of a value determined by applying a market approach with financial metrics of comparable public companies compared to an estimate of the expected discounted future cash flows associated with the reporting unit on the basis of the most updated five-year business plan. The Company uses significant judgments and estimates in forecasting the future discounted cash flows, including: the applicable industry’s sales volume forecast and selling price evolution, the reporting unit’s market penetration and its revenues evolution, the market acceptance of certain new technologies and products, the relevant cost structure, the discount rates applied using a weighted average cost of capital and the perpetuity rates used in calculating cash flow terminal values.

During the third quarter of 2014, the Company performed its annual impairment test which led to the conclusion that there was no impairment as of September 27, 2014.

16.	Other intangible assets

Other intangible assets consisted of the following:

September 27, 2014	Gross Cost	Accumulated Amortization	Net Cost

Technologies & licences	618	(512)	106
Contractual customer relationships	5	(5)	-
Purchased software	364	(299)	65
Construction in progress	28	-	28
Other intangible assets	66	(66)	-
Total	1,081	(882)	199

December 31, 2013	Gross Cost	Accumulated Amortization	Net Cost

Technologies & licences	621	(489)	132
Contractual customer relationships	5	(5)	-
Purchased software	338	(290)	48
Construction in progress	37	-	37
Other intangible assets	66	(66)	-
Total	1,067	(850)	217

The line “Construction in progress” in the table above includes internally developed software under construction and software not ready for use.

The line “Other intangible assets” consists primarily of internally developed software.

Amortization expense was $46 million and $56 million for the nine-month periods ended September 27, 2014 and September 28, 2013, respectively.

During the third quarter of 2014, the Company evaluated the recoverability of the long-lived assets dedicated to the DCG reporting unit, including acquired technologies. Recoverability of these intangible assets was assessed based on the undiscounted future cash flows expected to result from their use. Based on management’s best estimates about future developments and scenarios of the DCG reporting unit, as well as assumptions on alternative future use, the Company concluded that the undiscounted future cash flows were less than the carrying value. Therefore, these intangible assets were considered to be impaired. The amount of the impairment loss was measured as the difference between the carrying amount of these assets and the fair value based on a discounted cash flow approach. The impairment on intangible assets totaled $23 million and was entirely related to acquired technologies.

The estimated amortization expense of the existing intangible assets for each period is expected to be as follows:

Year
Remainder of 2014	16
2015	62
2016	52
2017	32
2018	16
Thereafter	21
Total	199

17.	Long-Term Investments

Long-Term Investments consisted of the following:

In millions of U.S. dollars	September 27, 2014	December 31, 2013
Equity-method investments	44	63
Cost-method investments	16	13
Total	60	76

Equity-method investments

Equity-method investments as at September 27, 2014 and December 31, 2013 were as follows:

In millions of U.S. dollars, except percentages	September 27, 2014		December 31, 2013
	Carrying value	Ownership percentage	Carrying value	Ownership percentage
ST-Ericsson SA	40	50.0%	50	50.0%
Incard do Brazil Ltda	4	50.0%	-	-
3Sun S.r.l.	-	33.3%	13	33.3%
Total	44		63

ST-Ericsson SA (“JVS”)

On February 3, 2009, the Company announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms and ST-NXP Wireless into a new venture, named ST-Ericsson. As part of the transaction, the Company received an interest in ST-Ericsson Holding AG (parent of “JVS” group of companies) in which the Company owned 50% plus a controlling share. In 2010, ST-Ericsson Holding AG was merged in ST-Ericsson SA.

The Company evaluated that JVS was a variable interest entity (VIE). The Company determined that it controlled JVS and therefore consolidated JVS.

On September 9, 2013, the Company sold 1 JVS share to Ericsson for its nominal value changing the ownership structure of JVS to bring both partners to an equal ownership proportion. As a result and in combination with the new shareholder agreement, the Company lost the control of JVS and as such JVS was deconsolidated from the Company’s financial statements. The deconsolidation of JVS did not result in a gain or loss for the Company. The fair value of the Company’s retained noncontrolling interest was evaluated at $55 million. Due to the loss pick-up recognized since the deconsolidation, the value of the investment amounted to $40 million as of September 27, 2014. In addition, the Company and its partner signed funding commitment letters, capped at $149 million for each partner, to the residual joint wind-down operations to ensure solvency. These were not drawn as of September 27, 2014.

Before the deconsolidation of JVS, certain assets and companies of the JVS group of companies were transferred to both partners for their net book value which was representative of their fair value. The transactions did not result in cash exchange between the partners.

ST-Ericsson SA entered into liquidation on April 15, 2014.

In the first nine months of 2014, the line “Loss on equity-method investments” in the Company’s consolidated statement of income included a charge of $9 million related to JVS.

Incard do Brazil Ltda (“IdB”)

IdB is a joint venture equally owned by Valid and the Company that was active in the smart cards business in South America. The Company evaluated that IdB was a VIE. The Company determined that it was the VIE primary beneficiary and therefore consolidated IdB.

Following the discontinuance of IdB’s activities, the Company determined that it was no longer the VIE primary beneficiary and as such IdB was deconsolidated from the Company’s financial statements. The deconsolidation of IdB did not result in a gain or loss for the Company. The fair value of the Company’s retained noncontrolling interest was evaluated at $4 million.

3Sun S.r.l. (“3Sun”)

3Sun is a joint initiative between Enel Green Power, Sharp and the Company for the manufacture of thin film photovoltaic panels in Catania, Italy. Each partner owned a third of the common shares of the entity. The Company has determined that 3Sun is not a VIE. However the Company exercises a significant influence over 3Sun and consequently accounts for its investment in 3Sun under the equity-method. The line “Loss on equity-method investments” in the Company’s consolidated statement of income for the first nine months of 2014 included a charge of $51 million related to 3Sun.

On July 22, 2014, the Company signed an agreement with Enel Green Power to transfer its equity stake in 3Sun. Pursuant to this agreement, at closing, subject to customary precedent conditions, ST will pay up to €15 million to Enel Green Power in exchange for ST’s full release from any obligation concerning the joint venture or Enel Green Power.  Also, at closing, ST will forgive the outstanding €13 million shareholders loan to the joint venture.

Cost-method investments

Cost-method investments as at September 27, 2014 are equity securities with no readily determinable fair value. It mainly includes the Company’s investment in DNP Photomask Europe S.p.A (“DNP”). The Company has identified the joint venture as a VIE, but has determined that it is not the primary beneficiary. The significant activities of DNP revolve around the creation of masks and development of high level mask technology. The Company does not have the power to direct such activities. The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its investment. The Company has not provided additional financial support in the third quarter of 2014 and currently has no requirement or intent to provide further financial support to the joint venture.

18.	Other Non-current Assets

Other non-current assets consisted of the following:

In millions of U.S. dollars	As at September 27, 2014	As at December 31, 2013

Available-for-sale equity securities	11	11
Trading equity securities	8	8
Long-term State receivables	492	513
Long-term receivables from third parties	7	7
Long-term loans to affiliates	-	17
Prepaid for pension	13	10
Deposits and other non-current assets	33	34
Total	564	600

Long-term State receivables include receivables related to funding and receivables related to tax refund. Funding are mainly public grants to be received from governmental agencies in Italy and France as part of long-term research and development, industrialization and capital investment projects. Long-term receivables related to tax refund correspond to tax benefits claimed by the Company in certain of its local tax jurisdictions, for which collection is expected beyond one year.

19.	Long-term debt

Long-term debt consisted of the following:

In millions of U.S. dollars	September 27, 2014	December 31, 2013

Funding program loans from European Investment Bank:
0.25% due 2014, floating interest rate at Libor + 0.017%	20	20
0.26% due 2015, floating interest rate at Libor + 0.026%	9	19
0.29% due 2016, floating interest rate at Libor + 0.052%	39	58
0.71% due 2016, floating interest rate at Libor + 0.317%	77	77
0.61% due 2016, floating interest rate at Libor + 0.213%	58	86
1.43% due 2020, floating interest rate at Libor + 1.099%	87	87
1.29% due 2020, floating interest rate at Libor + 0.956%	193	193
1.12% due 2020, floating interest rate at Euribor + 0.817%	111	121
0.88% due 2021, floating interest rate at Libor + 0.525%	240	240
0.89% due 2021, floating interest rate at Libor + 0.572%	231	231
Dual tranche senior unsecured convertible bonds
Zero-coupon, due 2019 (Tranche A)	536	-
1.0% due 2021 (Tranche B)	347	-
Other funding program loans:
0.55% (weighted average), due 2014-2018, fixed interest rate	4	5
Other long-term loans:
1.95% (weighted average), due 2017, fixed interest rate	8	10
0.67% (weighted average), due 2018, fixed interest rate	2	2
0.87% (weighted average), due 2020, fixed interest rate	3	3
Capital leases:
6.86% (weighted average), due 2015-2017, fixed interest rate	1	1
Total long-term debt	1,966	1,153
Less current portion	(223)	(225)
Total long-term debt, less current portion	1,743	928

On July 3, 2014, the Company issued $1,000 million principal amount of dual tranche senior unsecured convertible bonds (Tranche A for $600 million and Tranche B for $400 million), due 2019 and 2021, respectively. Tranche A bonds were issued as zero-coupon bonds while Tranche B bonds bear a 1% per annum nominal interest, payable semi-annually. The conversion price at issuance was approximately $12 dollar, equivalent to a 30% and a 31% premium, respectively, on each tranche. The bonds are convertible by the bondholders if certain conditions are satisfied on a net-share settlement basis, except if an alternative settlement is elected by the Company.  The Company can also redeem the bonds prior to their maturity in certain circumstances. The net proceeds from the bond offering were approximately $995 million, after deducting estimated issuance costs payable by the Company. The Company intends to use the net proceeds of the offering for general corporate purposes.

Proceeds were allocated between debt and equity by measuring first the liability component and then determining the equity component as a residual amount. The liability component was measured at fair value based on a discount rate adjustment technique (income approach), which corresponds to a Level 3 fair value hierarchy measurement. The fair value of the liability component at initial recognition totaled $878 million and was estimated by calculating the present value of cash flows using a discount rate of 2.40% and 3.22% (including 1% p.a. nominal interest), respectively, on each tranche, as the market rates for similar instruments with no conversion rights. Transaction costs of $5 million were allocated proportionately to the liability and the equity components. An amount of $121 million, net of allocated issuance costs, was recorded in shareholders’ equity as the value of the conversion features of the instruments.

20.	Post Employment and Other Long-term Employee Benefits

The Company and its subsidiaries have a number of defined benefit pension plans, mainly unfunded, and other long-term employees’ benefits covering employees in various countries. The defined benefit plans provide pension benefits based on years of service and employee compensation levels. The other long-term employees’ plans provide benefits due during the employees’ period of service after certain seniority levels. The Company uses a December 31 measurement date for its plans. Eligibility is generally determined in accordance with local statutory requirements. For Italian termination indemnity plan (“TFR”) generated before July 1, 2007, the Company continues to measure the vested benefits to which Italian employees are entitled as if they left the company immediately as of September 27, 2014, in compliance with U.S. GAAP guidance on determining vested benefit obligations for defined benefit pension plans.

The components of the net periodic benefit cost included the following:

	Pension Benefits		Pension Benefits
	Three months ended		Nine months ended
In millions of U.S. dollars	September 27, 2014	September 28, 2013	September 27, 2014	September 28, 2013

Service cost	(6)	(8)	(20)	(29)
Interest cost	(7)	(7)	(22)	(22)
Expected return on plan assets	5	4	17	13
Amortization of actuarial net (loss) gain	(1)	(3)	(2)	(10)
Amortization of prior service cost	-	-	(1)	(1)
Settlement	-	-	1	-
Net periodic benefit cost	(9)	(14)	(27)	(49)

	Other long-term benefits		Other long-term benefits
	Three months ended		Nine months ended
In millions of U.S. dollars	September 27, 2014	September 28, 2013	September 27, 2014	September 28, 2013

Service cost	(2)	(1)	(5)	(3)
Interest cost	(1)	(1)	(2)	(2)
Curtailment	-	1	-	1
Net periodic benefit cost	(3)	(1)	(7)	(4)

Employer contributions paid and expected to be paid in 2014 are consistent with the amounts disclosed in the consolidated financial statements for the year ended December 31, 2013.

21.	Dividends

The Extraordinary General Meeting of Shareholders held on December 2, 2013 authorized the distribution of a semi-annual cash dividend per common share of $0.10 in the fourth quarter of 2013 and $0.10 in the first quarter of 2014, to be paid in December 2013 and March 2014, respectively and amended the Articles of Association to provide that semi-annual dividends can be either resolved by the Supervisory Board or by our Extraordinary General Meeting upon the Supervisory Board’s proposal. In both cases, the initial dividend proposal is made by the Managing Board. The first payment, totaling $89 million, was executed in December 2013. The remaining $0.10 per share cash dividend totaling $89 million was paid during the first half of 2014.

The Annual General Meeting of Shareholders held on June 13, 2014 authorized the distribution of a semi-annual cash dividend per common share of $0.10 in the second quarter of 2014 and $0.10 in the third quarter of 2014, to be paid in June 2014 and September 2014, respectively. $89 million corresponding to the first distribution and $85 million as part of the second distribution were paid during the first nine months of 2014. As at September 27, 2014, a payable of $4 million corresponding to the remaining second portion of dividends to be paid was reported as current liability and will be paid during the fourth quarter of 2014.

The resolution withrespect to the distribution of a dividend for the fourth quarter of 2014 and first quarter of 2015 will be resolved upon by ST’s Supervisory Board on December 4, 2014.

22.	Treasury Stock

The treasury shares have been designated for allocation under the Company’s share based remuneration programs of unvested shares. As of September 27, 2014, 25,958,463 of these treasury shares were transferred to employees under the Company’s share based remuneration programs of which 3,134,785 in the first nine months of 2014.

Pursuant to a resolution passed at the shareholders’ meeting held on June 13, 2014, the Company launched a share buy-back program in the third quarter of 2014, intended to meet the Company’s obligations in relation to its employee stock award plans. This program is subject to a maximum number of ordinary shares of twenty million to be repurchased. As of September 27, 2014, 11,298,848 shares were repurchased by the Company as part of this share buy-back program for a total amount paid of $93 million.

As of September 27, 2014, the Company owned a number of treasury shares equivalent to 28,260,605.

23.	Contingencies, Claims and Legal proceedings

The Company is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Company, breach of contract claims, claims for unauthorized use of third-party intellectual property, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of impairing an asset or the incurrence of a liability at the date of the financial statements as well as the ability to reasonably estimate the amount of such loss. The Company records a provision for a loss contingency when information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and when the amount of loss can be reasonably estimated. The Company regularly reevaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Changes in these evaluations could result in an adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.

At each reporting date, the Company assesses all material open income tax positions in all tax jurisdictions to determine any uncertain tax position. The Company uses a two-step process for the evaluation of uncertain tax positions. The first step consists in determining whether a benefit may be recognized; the assessment is based on a sustainability threshold. If the sustainability is lower than 50%, a full provision should be accounted for. In case of a sustainability threshold in step one higher than 50 percent, the Company must perform a second step in order to measure the amount of recognizable tax benefit, net of any liability for tax uncertainties. The measurement methodology in step two is based on a “cumulative probability” approach, resulting in the recognition of the largest amount that is greater than 50 percent likely of being realized upon settlement with the taxing authority.  There was no major change in the amount of unrecognized tax benefits during the first nine months of 2014 with respect to uncertainties about a certain tax treatment not yet validated with the relevant fiscal authorities. All unrecognized tax benefits would affect the effective tax rate, if recognized. Interest and penalties recognized in the consolidated balance sheets as at September 27, 2014 and December 31, 2013 and in the consolidated statements of income for the first nine months of 2014 and 2013 are not material.

The Company is subject from time to time to tax audits in various jurisdictions; unfavorable outcomes of any ongoing tax audits could have a material impact on the Company’s future tax provisions in the periods in which these changes could occur.

The Company has received and may in the future receive communications alleging possible infringements of third party patents or other third party intellectual property rights. Furthermore, the Company from time to time enters into discussions regarding a broad patent cross license arrangement with other industry participants. There is no assurance that such discussions may be brought to a successful conclusion and result in the intended agreement. The Company may become involved in costly litigation brought against the Company regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to take a license to third party patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company’s results of operations, cash flows, financial position and/or ability to compete.

The Company is otherwise also involved in various lawsuits, claims, investigations and proceedings incidental to its business and operations.

Litigation with Tessera

In 2006, Tessera initiated a patent infringement lawsuit against the Company in the U.S. District Court for the Northern District of California claiming that the Company’s ball grid array packages infringed certain patents owned by Tessera, and that the Company breached a 1997 license agreement by failing to pay royalties to Tessera on sales of products in certain ball grid array packages.  Trial was scheduled for November 10, 2014.  However, on September 3, 2014, the Company and Tessera entered into a Settlement Agreement and dismissed all pending litigation with prejudice.

Other Contingencies

The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. There can be no assurance that its recorded reserves will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize. As of September 27, 2014, provisions for estimated probable losses with respect to claims and legal proceedings were not considered material.

24.	Derivative Instruments and Hedging Activities

The Company is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Company’s activities expose it to a variety of financial risks, such as market risk, credit risk and liquidity risk. The Company uses derivative financial instruments to hedge certain risk exposures. The primary risk managed by using derivative instruments is foreign currency exchange risk.

           Foreign currency exchange risk

Currency forward contracts and currency options are entered into to reduce exposure to changes in exchange rates on the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries and to manage the foreign exchange risk associated with certain forecasted transactions.

Derivative Instruments Not Designated as a Hedge

The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities in the Company’s subsidiaries. Management has set up a policy to require the Company’s subsidiaries to hedge their entire foreign exchange risk exposure with the Company through financial instruments transacted or overseen by Corporate Treasury. To manage their foreign exchange risk arising from foreign-currency-denominated assets and liabilities, the Company’s subsidiaries use forward contracts and purchased currency options. Foreign exchange risk arises from exchange rate fluctuations on assets and liabilities denominated in a currency that is not the entity’s functional currency. These instruments do not qualify as hedging instruments for accounting purposes and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income and expenses, net” in the consolidated statements of income.

Cash Flow Hedge

To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedges through the use of currency forward contracts and currency options, including collars, certain Euro-denominated forecasted intercompany transactions that cover at reporting date a large part of its research and development, selling, general and administrative expenses as well as a portion of its front-end manufacturing costs of semi-finished goods. The Company also hedges through the use of currency forward contracts certain forecasted manufacturing transactions denominated in Singapore dollars.

These derivative instruments are designated as and qualify for cash flow hedge. They are reflected at fair value in the consolidated balance sheets. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction, which enables the Company to conclude, based on the fact that the critical terms of the hedging instruments match the terms of the hedged transactions, that changes in cash flows attributable to the risk being hedged are expected to be completely offset by the hedging derivatives. Currency forward contracts and currency options, including collars, used as hedges are effective at reducing the Euro/U.S. dollar and the Singapore dollar/U.S. dollar currency fluctuation risk and are designated as a hedge at the inception of the contract and on an ongoing basis over the duration of the hedge relationship. Effectiveness on transactions hedged through purchased currency options and collars is measured on the full fair value of the instrument, including the time value of the options. Ineffectiveness appears if the hedge relationship is not perfectly effective or if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change on the expected cash flows on the hedged transactions. The gain or loss from the effective portion of the hedge is reported as a component of “Accumulated other comprehensive income (loss)” in the consolidated statements of equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statement of income line item as the impact of the hedged transaction. When a designated hedging instrument is either terminated early or an improbable or ineffective portion of the hedge is identified, or when it is probable that the forecasted transaction will not occur by the end of the originally specified time period, the cumulative gain or loss that was reported in “Accumulated other comprehensive income (loss)” is recognized immediately in earnings.

The principles regulating the hedging strategy for derivatives designated as cash flow hedge are established as follows: (i) for R&D and Corporate costs, up to 80% of the total forecasted transactions; (ii) for manufacturing costs, up to 70% of the total forecasted transactions. The maximum length of time over which the Company could hedge its exposure to the variability of cash flows for forecasted transactions is 24 months.

As at September 27, 2014, the Company had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore dollar-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs

Forward contracts	184	323
Currency collars	260	332

In millions of Singapore dollars	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs

Forward contracts	-	130

Cash flow and fair value interest rate risk

Borrowings issued at variable rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. The Company analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging.  The Company invests primarily on a short-term basis and as such the Company’s liquidity is invested in floating interest rate instruments. As a consequence the Company is exposed to interest rate risk due to potential mismatch between the return on its short term floating interest rate investments and the portion of its long term debt issued at fixed rate.

Other market risk

As part of its ongoing investing activities, the Company may be exposed to equity security price risk. In order to hedge the exposure to this market risk, the Company may enter into certain hedging transactions.

Information on fair value of derivative instruments and their location in the consolidated balance sheets as at September 27, 2014 and December 31, 2013 is presented in the table below:

In millions of U.S. dollars	As at September 27, 2014		As at December 31, 2013
Asset Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other current assets	-	Other current assets	26
Currency collars	Other current assets	-	Other current assets	10
Currency options	Other current assets	-	Other current assets	5
Total derivatives designated as a hedge		-		41
Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other current assets	1	Other current assets	2
Total derivatives not designated as a hedge:		1		2
Total Derivatives		1		43

In millions of U.S. dollars	As at September 27, 2014		As at December 31, 2013
Liability Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(32)	Other payables and accrued liabilities	(1)
Currency collars	Other payables and accrued liabilities	(19)	Other payables and accrued liabilities	(2)
Total derivatives designated as a hedge		(51)		(3)
Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	-	Other payables and accrued liabilities	(1)
Total derivatives not designated as a hedge:		-		(1)
Total Derivatives		(51)		(4)

The effect on the consolidated statements of income for the three and nine months ended September 27, 2014 and September 28, 2013, respectively, and on the “Accumulated Other comprehensive income (loss)” (“AOCI”) as reported in the statements of equity as at September 27, 2014 and December 31, 2013 of derivative instruments designated as cash flow hedge is presented in the table below:

In millions of U.S. dollars	Gain (loss) deferred in OCI on derivative		Location of gain (loss) reclassified from OCI into earnings	Gain (loss) reclassified from OCI into earnings
				Three months ended		Nine months ended
	September 27, 2014	December 31, 2013		September 27, 2014	September 28, 2013	September 27, 2014	September 28, 2013
Foreign exchange forward contracts	(21)	14	Cost of sales	1	1	15	7
Foreign exchange forward contracts	(3)	2	Selling, general and administrative	-	-	2	1
Foreign exchange forward contracts	(8)	10	Research and development	1	2	8	10
Currency options	-	1	Cost of sales	-	-	-	-
Currency options	-	1	Research and development	-	-	-	-
Currency collars	(10)	6	Cost of sales	-	1	-	3
Currency collars	(2)	1	Selling, general and administrative	-	-	-	-
Currency collars	(7)	3	Research and development	-	-	-	1
Total	(51)	38		2	4	25	22

A total $51 million loss deferred as at September 27, 2014 in AOCI is expected to be reclassified to earnings within the next twelve months.

No ineffective portion of the cash flow hedge relationships was recorded in earnings in the first nine months of 2014 and 2013. No amount was excluded from effectiveness measurement on foreign exchange forward contracts and currency collars.

The effect on the consolidated statements of income for the three and nine months ended September 27, 2014 and September 28, 2013 of derivative instruments not designated as a hedge is presented in the table below:

In millions of U.S. dollars	Location of gain (loss) recognized in earnings	Gain (loss) recognized in earnings
		Three months ended		Nine months ended
		September 27, 2014	September 28, 2013	September 27, 2014	September 28, 2013
Foreign exchange forward contracts	Other income and expenses, net	6	4	11	7

Total		6	4	11	7

The Company did not enter into any derivative instrument containing significant credit-risk-related contingent features.

The Company entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis. The fair value of these collars represented assets for a non-material amount and liabilities totaling $19 million as at September 27, 2014. In addition, the Company entered into other derivative instruments, primarily forward contracts, which are governed by standard International Swaps and Derivatives Association (“ISDA”) agreements, which are not offset in the statement of financial position, and representing total liabilities of $31 million as at September 27, 2014.

25.	Fair Value Measurements

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at September 27, 2014:

		Fair Value Measurements using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	September 27, 2014
In millions of U.S. dollars
Marketable securities – U.S. Treasury Bonds	330	330	-	-
Equity securities classified as available-for-sale	11	11	-	-
Equity securities classified as held-for-trading	8	8	-	-
Derivative instruments designated as cash flow hedge	(51)	-	(51)	-
Derivative instruments not designated as a hedge	1	-	1	-
Total	299	349	(50)	-

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at December 31, 2013:

		Fair Value Measurements using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	December 31, 2013
In millions of U.S. dollars
Euro-denominated Senior debt Floating Rate Notes issued by financial institutions	27	27	-	-
U.S. dollar-denominated Senior debt Floating Rate Notes issued by financial institutions	30	30	-	-
Equity securities classified as available-for-sale	11	11	-	-
Equity securities held-for-trading	8	8	-	-
Derivative instruments designated as cash flow hedge	38	-	38	-
Derivative instruments not designated as a hedge	1	-	1	-
Total	115	76	39	-

No asset was measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as at September 27, 2014 and December 31, 2013.

The table below details assets (liabilities) measured at fair value on a non-recurring basis as at September 27, 2014:

		Fair Value Measurements using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	September 27, 2014
In millions of U.S. dollars
Senior unsecured convertible bonds	883	-	-	883
Assets held for sale	31	-	-	31
Total	914	-	-	914

The liability component of the convertible bonds issued on July 3, 2014 was measured at initial recognition at fair value based on a discount rate adjustment technique (income approach), which corresponds to a Level 3 fair value hierarchy measurement. The fair value of the liability component at initial recognition totaled $878 million and was estimated by calculating the present value of cash flows using a discount rate of 2.40% and 3.22% (including 1% p.a. nominal interest), respectively, on each tranche, as the market rates for similar instruments with no conversion rights. The liability component of the convertible bonds was subsequently reported at amortized cost. The liability component will be accreted to par value over the expected life of the instrument, five years and seven years respectively for each tranche.

The measurement of goodwill and intangible assets upon impairment testing is classified as a Level 3 fair value assessment due to the significance of unobservable inputs developed using entity-specific information. The impairment on intangible assets recorded on the third quarter of 2014 totaled $24 million. As described in Note 16, the Company evaluated in the third quarter of 2014 the recoverability of the long-lived assets assigned to the DCG reporting unit, including acquired technologies. To determine fair value and measure the impairment loss, the Company used an income approach, which was based on cash flow projections expected to result from the use or potential sale of these assets. The discount rate used was based on the weighted-average cost of capital adjusted for the relevant risk associated with the assets.

The assets held for sale are reported at the lower of net book value and fair value less costs to sell. For fair value measurements using significant unobservable inputs (Level 3), fair value is estimated based on the estimated price that a market participant would pay on a sale transaction for these assets.

The table below details assets (liabilities) measured at fair value on a non-recurring basis as at December 31, 2013:

		Fair Value Measurements using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	December 31, 2013
In millions of U.S. dollars
Assets held for sale	16	-	-	16

The assets held for sale are reported at the lower of net book value and fair value less costs to sell. For fair value measurements using significant unobservable inputs (Level 3), fair value is estimated based on the estimated price that a market participant would pay on a sale transaction for these assets.

No significant portion of the aggregate carrying amount of cost-method investments was evaluated for impairment in the first nine months of 2014 since there were no identified events or changes in circumstances that may have had a significant adverse effect on the fair value of the related investments.

For assets (liabilities) measured at fair value on a non-recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2014 and September 27, 2014 is presented as follows:

In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2014	16
Sale of Veredus asset group	(16)
Sale of LongGang asset group	31
Senior unsecured convertible bonds upon initial recognition	878
Accreted expense on the liability component of senior unsecured convertible bonds upon subsequent measurement	5
September 27, 2014	914

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	-

For assets (liabilities) measured at fair value on a non-recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2013 and September 28, 2013 is presented as follows:
In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2013	-
Assets held for sale	11
Sale of assets	(5)
Deconsolidation of assets	(6)
September 28, 2013	-

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	-

The following table includes additional fair value information on other financial assets and liabilities as at September 27, 2014 and as at December 31, 2013:

		As at September 27, 2014		As at December 31, 2013
Description	Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
In millions of U.S. dollars
Cash and cash equivalents	1	2,130	2,130	1,836	1,836
Long-term debt
- Bank loans (including current portion)	2	1,083	860	1,153	1,153
- Senior unsecured convertible bonds (1)	1	883	941	-	-

(1)
The carrying amount of the senior unsecured convertible bonds as reported above corresponds to the liability component only, since, at initial recognition, an amount of $121 million was recorded directly in shareholders’ equity as the value of the equity instrument embedded in the issued convertible bonds.

The table below details securities that are in an unrealized loss position as at September 27, 2014.  The securities are segregated by investment type and the length of time that the individual securities have been in a continuous unrealized loss position.

	September 27, 2014
	Less than 12 months		More than 12 months		Total
Description	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses
Marketable securities – U.S. Treasury bonds	330	(3)	-	-	330	(3)
Total	330	(3)	-	-	330	(3)

No securities were in an unrealized loss position as at September 28, 2013.

The methodologies used to estimate fair value are as follows:

Foreign exchange forward contracts, currency options and collars

The fair value of these instruments is estimated based upon quoted market prices for similar instruments.

Marketable securities

The fair value of these instruments is estimated based upon quoted market prices for identical instruments.

Equity securities classified as available-for-sale

The fair values of these instruments are estimated based upon market prices for the same instruments.

Trading equity securities

The fair value of these instruments is estimated based upon quoted market prices for the same instruments.

Equity securities carried at cost

The non-recurring fair value measurement is based on the valuation of the underlying investments on a new round of third party financing or upon liquidation.

Long-term debt and current portion of long-term debt

The fair value of bank loans was determined by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Company’s incremental borrowing rates for similar types of borrowing arrangements.

The senior unsecured convertible bonds have been trading on the open market segment of the Frankfurt Stock Exchange since issuance on July 3, 2014. The fair value of these instruments is the observable price of the bonds on that market.

Cash and cash equivalents, accounts receivable, bank overdrafts, short-term borrowings, and accounts payable

The carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

26.	Segment Reporting

The Company operates in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, the Company designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, the Company further participates in the manufacturing value chain of Smartcard products, which includes the production and sale of both silicon chips and Smartcards.

In the Subsystems business area, the Company designs, develops, manufactures and markets subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to its business as a whole, the Subsystems business area does not meet the requirements for a reportable segment as defined in the U.S. GAAP guidance. All the financial values related to Subsystems including net revenues and related costs, are reported in the segment “Others”.

The Company’s segments in the first nine months of 2014 were as follows:

•	Sense & Power and Automotive Products (SP&A), including:

o	Automotive (APG),

o	Industrial & Power Discrete (IPD),

o	Analog & MEMS (AMS), and

o	Other SP&A;

•	Embedded Processing Solutions (EPS), comprised of:

o	Digital Convergence Group (DCG),

o	Imaging, BI-CMOS ASIC and Silicon Photonics (IBP),

o	Microcontrollers, Memory & Secure MCU (MMS), and

o	Other EPS.

Effective in the fourth quarter of 2014, the existing Digital Convergence Group (DCG) and Imaging, BI-CMOS and Silicon Photonics (IBP) groups will be combined under one single organization, called Digital Product Group (DPG). DPG will focus on three main areas: ASSPs addressing home gateway and set-top box, as well as digital ASICs for consumer applications; mixed process and digital ASICs, including silicon photonics, addressing communication infrastructure; and differentiated imaging products.

In 2014, the Company revised the revenues by product line from prior periods following the reclassification of Image Signal Processor business from IBP product line to DCG product line. In addition, the Wireless former product line has been reclassified into the DCG product line. The Company believes that the revised 2013 revenues presentation is consistent with that of 2014 and uses these comparatives when managing the company.

The following tables present the Company’s consolidated net revenues and consolidated operating income (loss) by product segment. For the computation of the segments’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a part of research and development expenses. In compliance with the Company’s internal policies, certain cost items are not charged to the segments, including impairment, restructuring charges and other related closure costs, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items, strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the product segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold.

Net revenues by product segment:

	Three months ended		Nine months ended
In millions of U.S. dollars	September 27, 2014	September 28, 2013	September 27, 2014	September 28, 2013

Net revenues by product segment:
Sense & Power and Automotive Products (SP&A)	1,218	1,205	3,610	3,542
Embedded Processing Solutions (EPS)	663	802	1,947	2,493
Others(1)	5	6	18	32
Total consolidated net revenues	1,886	2,013	5,575	6,067

(1)	Includes revenues from the sales of Subsystems, sales of materials and other products not allocated to product segments.

Net revenues by product segment and by product line:

	Three months ended		Nine months ended
In millions of U.S dollars	September 27, 2014	September 28, 2013	September 27, 2014	September 28, 2013

Net revenues by product lines:
Automotive (APG)	464	418	1,371	1,219
Industrial & Power Discrete (IPD)	486	458	1,404	1,353
Analog & MEMS (AMS)	268	329	835	970
Sense & Power and Automotive Products (SP&A)	1,218	1,205	3,610	3,542
Digital Convergence Group (DCG)*	202	314	591	1,184
Imaging, BI-CMOS ASIC and Silicon Photonics (IBP)	84	128	236	298
Microcontrollers, Memory & Secure MCU (MMS)	377	360	1,119	1,010
Other EPS	-	-	1	1
Embedded Processing Solutions (EPS)	663	802	1,947	2,493
Others	5	6	18	32
Total consolidated net revenues	1,886	2,013	5,575	6,067

* Includes Wireless products. Reflecting the transfer of Wireless (legacy ST-Ericsson products) and the Image Signal Processor business unit from IBP to DCG as of January 1, 2014, the Company has reclassified prior period revenues.

Operating income (loss) by product segment:

	Three months ended		Nine months ended
In millions of U.S. dollars	September 27, 2014	September 28, 2013	September 27, 2014	September 28, 2013

Operating income (loss) by product segment:
Sense & Power and Automotive Products (SP&A)	114	75	344	174
Embedded Processing Solutions (EPS)	(27)	(18)	(93)	(333)
Total operating income (loss) of product segments	87	57	251	(159)
Others(1)	(50)	(123)	(121)	(294)
Total consolidated operating income (loss)	37	(66)	130	(453)

(1)
Operating loss of “Others” includes items such as impairment, restructuring charges and other related closure costs, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses and other costs that are not allocated to the product segments, as well as operating earnings of the Subsystems and Other Products Group.

Reconciliation of operating income (loss) of segments to the total operating income (loss):

	Three months ended		Nine months ended
In millions of U.S. dollars	September 27, 2014	September 28, 2013	September 27, 2014	September 28, 2013

Reconciliation to consolidated operating income (loss):
Total operating income (loss) of product segments	87	57	251	(159)
Strategic and other research and development programs	(2)	(4)	(5)	(14)
Phase-out and start-up costs	(7)	(1)	(13)	(1)
Impairment, restructuring charges and other related closure costs	(38)	(120)	(71)	(263)
Unused capacity charges	(14)	-	(24)	(26)
Other non-allocated provisions(1)	11	2	(8)	10
Total operating loss Others	(50)	(123)	(121)	(294)
Total consolidated operating income (loss)	37	(66)	130	(453)

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: November 12, 2014	By:	/s/ Carlo Bozotti

	Name:	Carlo Bozotti
	Title:	President and Chief Executive Officer and Sole Member of our Managing Board